Exhibit 99.1
Encana generates first quarter cash flow of US$1.2 billion,
or $1.57 per share
Encana continues focus on capital discipline, operational efficiencies and per share growth
Calgary, Alberta (April 21, 2010) — Encana Corporation (TSX, NYSE: ECA) delivered strong financial and operating results in the first quarter of 2010, despite a weakening in North American natural gas prices. Cash flow was $1.2 billion, or $1.57 per share and operating earnings were $418 million, or $0.56 per share. Encana’s favourable commodity price hedges contributed $125 million in realized after-tax gains, or $0.17 per share, to cash flow. First quarter total production was approximately 3.3 billion cubic feet equivalent per day (Bcfe/d).
“Encana’s solid first quarter financial and operating performance reflects the strength of our vast North American inventory of low-cost resource plays. With production averaging about 3.3 Bcfe/d in the first quarter, we are on track to meet our 2010 guidance, and in line with our long-term goal of doubling production per share in five years. Our focus remains firmly on being among the lowest-cost producers in industry, continually pursuing capital discipline and managing risks with commodity price hedges and increasing operational efficiencies as we strive to maximize margins for all our natural gas production,” said Randy Eresman, President & Chief Executive Officer.
Best long-term investment opportunity is accelerated pace of development
At the company’s March 16, 2010 Investor Day, Encana published the results of a comprehensive and independent assessment of its natural gas resources. Covering 12.7 million net acres, the company’s North American natural gas portfolio holds an estimated 12.8 trillion cubic feet equivalent (Tcfe) of proved reserves plus another 16 Tcfe of low estimate economic contingent resources, using forecast prices. Given this immense inventory of natural gas resources, the company believes that the best value creation opportunity for shareholders is to accelerate development with a long-term goal to double production per share over the next five years.
Focus on value creation remains paramount
“Our strategy is focused on high-growth, low-cost, margin maximization, while continuing our tradition of maintaining the company’s financial strength, applying strict discipline to all capital investment and continually capturing operational efficiencies as we grow production on a per share basis. By accelerating our development pace, we are advancing value recognition of our huge natural gas resource inventory. At the same time, we are ever mindful that during periods when low prices occur, we may need to act to preserve the value of our assets, which could include production curtailments not unlike those we employed for a period in 2009,” Eresman said.
“We believe the current natural gas price environment is unsustainably low given what it costs to balance a normal market. Therefore, we plan to invest based on what we believe to be a more sustainable long-term price. Over the long term, we are confident that we can profitably grow production as we work to capture market share from higher-cost producers,” Eresman said.
Gas factories to optimize development efficiencies
“With the enormous natural gas resource inventory we have built over the past several years, we are now in the early stages of bringing together years of technical breakthroughs, advanced manufacturing practices and operational expertise through the gas factory development approach on our key resource plays. Still early in their development, gas factories accelerate development, optimize efficiencies and lower environmental impact by enabling the drilling of scores of horizontal wells, each containing multiple hydraulic fractures from a single pad location. As a leader in this low-cost manufacturing approach to natural gas development, Encana is extremely well positioned to produce increasing quantities of low-cost natural gas, enhancing the value of every Encana share,” Eresman said.

First quarter report
for the period ended March 31, 2010
Share purchases maintain per share growth
Encana plans to achieve per share growth through double-digit organic production increases and by using proceeds from divestitures of producing assets to purchase shares to offset decreased per share production as a result of the sale of those assets. In the first quarter of 2010, Encana purchased for cancellation approximately 9.9 million common shares at an average share price of $32.36 under the company’s Normal Course Issuer Bid for a total cost of approximately $320 million. At March 31, 2010, Encana had approximately 741.7 million shares outstanding. In 2010, Encana expects to divest of approximately $500 million of non-core assets and make approximately the same amount of share purchases.
IMPORTANT NOTE: Pro forma results defined
On November 30, 2009, Encana completed a major corporate reorganization — a split transaction that resulted in the company’s transition into a pure-play natural gas company and the spin off of its Integrated Oil and Canadian Plains assets into Cenovus Energy Inc., an independent, publicly-traded energy company. To provide more useful comparative information, financial and operating results in this news release highlight Encana’s 2009 and 2008 results on a pro forma basis, which reflect the company as if the split transaction had been completed prior to those periods. In this pro forma comparative presentation, the results associated with the assets and operations transferred to Cenovus are eliminated from Encana’s consolidated results, and adjustments specific to the split transaction are reflected. Encana’s actual financial results for the comparative 2009 period are included in Encana’s Interim Consolidated Financial Statements. Additional financial information that reconciles the 2009 consolidated and pro forma financial information is included in this news release at the end of the financial statements.
Per share amounts for cash flow and earnings are on a diluted basis. Encana reports in U.S. dollars unless otherwise noted and follows U.S. protocols, which report production, sales and reserves on an after-royalties basis. The company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
First Quarter 2010 Highlights
Financial
•	Cash flow of $1.2 billion, or $1.57 per share
•	Operating earnings of $418 million, or $0.56 per share
•	Net earnings of $1.5 billion, or $1.97 per share, primarily due to after-tax unrealized mark-to-market hedging gains of $912 million
•	Capital investment, excluding acquisitions and divestitures, of $1.0 billion
•	Free cash flow of $153 million (Free cash flow is defined in Note 1 on page 6)
•	Realized natural gas prices of $6.14 per thousand cubic feet (Mcf) and realized liquids prices of $67.07 per barrel (bbl). These prices include realized financial hedges
•	At the end of the quarter, debt to capitalization was 30 percent and debt to adjusted EBITDA was 1.6 times
•	Paid dividend of 20 cents per share
Operating
•	Total production was 3.3 Bcfe/d
•	Natural gas production was 3.1 Bcf/d
•	Natural gas liquids (NGLs) and oil production of about 24,000 barrels per day (bbls/d)
•	Operating and administrative costs of $1.02 per thousand cubic feet equivalent (Mcfe)
Strategic developments
•	Announced goal to double production per share in the next five years
•	Disclosed independent evaluation of company’s probable and possible reserves and economic contingent resources to support new strategy

2

Encana Corporation	First Quarter 2010 Interim Report

First quarter report
for the period ended March 31, 2010
•
Entered into farm-out agreement with Kogas Canada Ltd. (KOGAS), which will invest up to C$565 million over three years towards earning a 50 percent interest in about 154,000 acres of land in the Horn River shale play and Montney formation in the Greater Sierra and Cutbank Ridge key resource plays

•	Divested non-core natural gas and oil assets in North America for approximately $146 million.
Financial Summary

(for the period ended March 31)	Q1	Q1[1]
($ millions, except per share amounts)	2010	2009
Cash flow [2]	1,173	1,387
Per share diluted	1.57	1.85
Net earnings	1,477	477
Per share diluted	1.97	0.63
Operating earnings [2]	418	544
Per share diluted	0.56	0.72
Earnings Reconciliation Summary

Net earnings	1,477	477
Add back (losses) & deduct gains
Unrealized mark-to-market hedging gain, after-tax	912	38
Non-operating foreign exchange gain (loss), after-tax	147	(105)

Operating earnings[2]	418	544
Per share diluted	0.56	0.72

1	Q1 2009 represents pro forma results.

2	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on Page 6.
Production & Drilling Summary

(for the period ended March 31)	Q1	Q1[1]
(After royalties)	2010	2009
Natural gas (MMcf/d)	3,123	3,027
Natural gas production per 1,000 shares (Mcf/d)	4.17	4.03
NGLs and Oil (Mbbls/d)	24	29
NGLs and Oil production per 1,000 shares (Mcfe/d)	0.19	0.24
Total production (MMcfe/d)	3,265	3,203
Total production per 1,000 shares (Mcfe/d)	4.36	4.27
Total net wells drilled	448	483

1	Q1 2009 represents pro forma volumes.
Natural gas production growth led by strong performance in USA Division
Total production in the first quarter was 3.3 Bcfe/d, up from 3.2 Bcfe/d in the first quarter of 2009, on a pro forma basis, and up about 9 percent from total average production in 2009 of 3.0 Bcfe/d, on a pro forma basis. Natural gas production was 3.1 Bcf/d compared to 3.0 Bcf/d in the first quarter of 2009, on a pro forma basis, largely as a result of strong performance from the company’s USA Division where natural gas volumes were up 11 percent quarter-over-quarter to 1.9 Bcf/d. This was primarily the result of drilling and operational successes in Piceance, East Texas and the Haynesville shale play and includes restarting natural gas production from wells that were shut in or curtailed in 2009 due to lower natural gas prices. In the Canadian Division, natural gas production decreased 8 percent to 1.2 Bcf/d compared to the first quarter of 2009, with divestitures and shut-ins for maintenance upgrades partially offset by a successful drilling program at Bighorn and lower royalty rates in Alberta.
In the Canadian Division $543 million of capital investment in the first quarter was focused mainly on developing the Horn River shale play and Montney formation in the Greater Sierra and Cutbank Ridge key resource plays, as well as Deep Panuke. USA Division capital investment of $472 million in the first quarter was focused on the Jonah and East Texas key resource plays, as well as continuing the company’s land retention strategy in the emerging

3

Encana Corporation	First Quarter 2010 Interim Report

First quarter report
for the period ended March 31, 2010
Haynesville shale play. First quarter production volumes in the Haynesville averaged 194 million cubic feet equivalent per day (MMcfe/d) net, up from about 25 MMcfe/d net in the first quarter of 2009. Natural gas production in the Haynesville area is expected to increase to an average 325 MMcfe/d annualized in 2010.
Production from key North American resource plays

	Average Daily Production (MMcfe/d)
	2010	2009					2008
		Full					Full
Key Resource Play	Q1	Year	Q4	Q3	Q2	Q1	Year
USA Division
Jonah	595	601	596	549	607	656	635
Piceance	482	373	389	341	365	397	400
East Texas	437	324	281	306	304	409	335
Fort Worth	142	139	126	137	141	152	145
Canadian Division
Greater Sierra	218	204	182	194	222	221	226
Cutbank Ridge	319	314	257	326	344	326	300
Bighorn	197	175	158	171	202	172	189
CBM	315	316	306	318	330	309	304

Total key resource plays	2,705	2,446	2,295	2,342	2,515	2,642	2,534
Other production[1,2]	560	557	536	541	585	561	598

Total production[1]	3,265	3,003	2,831	2,883	3,100	3,203	3,132

1	2009 and 2008 represent pro forma results, restated on a MMcfe/d basis.

2	Other — includes natural gas and liquids production outside of key resource plays.
Drilling activity in key North American resource plays

	Net Wells Drilled
	2010	2009					2008
		Full					Full
Key Resource Play	Q1	Year	Q4	Q3	Q2	Q1	Year
USA Division
Jonah	28	108	23	20	30	35	175
Piceance	33	129	16	25	35	53	328
East Texas	3	38	8	4	11	15	78
Fort Worth	7	26	3	1	6	16	83
Canadian Division
Greater Sierra	16	57	15	17	10	15	106
Cutbank Ridge	15	71	15	18	18	20	82
Bighorn	15	69	17	17	14	21	64
CBM	295	490	174	37	1	278	698

Total key resource plays	412	988	271	139	125	453	1,614
Other wells[1,2]	36	101	23	22	26	30	201

Total wells drilled[1]	448	1,089	294	161	151	483	1,815

1	2009 and 2008 represent pro forma results.

2	Other — includes wells outside of key resource plays.

4

Encana Corporation	First Quarter 2010 Interim Report

First quarter report
for the period ended March 31, 2010
First quarter Natural Gas and Oil prices

	Q1	Q1[1]
	2010	2009
Natural gas
NYMEX ($/MMBtu)	5.30	4.89
Encana realized gas price[2] ($/Mcf)	6.14	7.22

NGLs and Oil ($/bbl)
WTI	78.88	43.31
Encana realized liquids price[2]	67.07	32.85

1	Q1 2009 Encana realized prices represent pro forma results.

2	Realized prices include the impact of financial hedging.
Majority of net earnings year-over-year increase related to unrealized mark-to-market accounting gains
Operating earnings include the realized hedging gains and losses which reflect the actual value of the hedging contracts when settled, but exclude unrealized mark-to-market accounting gains and losses. Management believes operating earnings are a better measure of performance because they remove the variability associated with the unrealized mark-to-market accruals. Net earnings include both realized hedging gains/losses and unrealized mark-to-market accounting gains/losses. Net earnings in the first quarter were affected by the combined impact of realized and unrealized hedging gains/losses, resulting in an after-tax gain of $1.0 billion, compared to a $579 million after-tax gain in the first quarter of 2009, on a pro forma basis.
Risk management positions at March 31, 2010 are presented in Note 14 to the unaudited Interim Consolidated Financial Statements. In the first quarter, Encana’s commodity price risk management measures resulted in realized gains of approximately $125 million after tax.
About 60 percent of 2010 natural gas production hedged
Encana has hedged approximately 2 Bcf/d of expected 2010 natural gas production at an average NYMEX price of $6.01 per Mcf as of March 31, 2010. In addition, Encana has hedged approximately 935 million cubic feet per day (MMcf/d) of expected 2011 natural gas production at an average price of about $6.52 per Mcf and approximately 1.0 Bcf/d of expected 2012 natural gas production at an average price of $6.46 per Mcf. This price hedging strategy helps increase certainty in cash flow to assist Encana to meet its anticipated capital requirements and projected dividends. Encana continually assesses its hedging needs and the opportunities available prior to establishing its capital program for the upcoming year.
Corporate developments
Quarterly dividend of 20 cents per share declared
Encana’s Board of Directors has declared a quarterly dividend of 20 cents per share payable on June 30, 2010 to common shareholders of record as of June 15, 2010. Based on the April 20, 2010 closing share price on the New York Stock Exchange of $31.75, this represents an annualized yield of about 2.5 percent.
Encana corporate guidance
Encana’s corporate guidance is unchanged from the most recent update published March 16, 2010.

5

Encana Corporation	First Quarter 2010 Interim Report

First quarter report
for the period ended March 31, 2010
Encana signs farm-out agreements to develop British Columbia natural gas assets
On February 26, 2010 Encana entered into farm-out agreements with KOGAS, which will invest about C$564 million over three years to earn a 50 percent interest in about 154,000 acres of land in the Horn River shale play and Montney formation in the Greater Sierra and Cutbank Ridge key resource plays. The arrangement is defined by two distinct farm-out agreements for each block of land in northeast B.C. The exploration investment is planned for three, one-year phases on each of the contiguous blocks, with investment commitments from KOGAS of approximately C$144 million in year one, C$196 million in year two and C$224 million in year three. Prior to the start of the second and third phases, under each farm-out agreement, KOGAS has the option to terminate the agreement which would result in KOGAS forfeiting its right to earn any interest in those lands.
Normal Course Issuer Bid
In the first quarter of 2010, Encana purchased for cancellation approximately 9.9 million common shares at an average share price of $32.36 under the company’s Normal Course Issuer Bid for a total cost of approximately $320 million.
Financial strength
Encana has a strong balance sheet, with 100 percent of its outstanding debt composed of long-term, fixed-rate debt with an average remaining term of 13 years. The company has upcoming debt maturities of $200 million in 2010 and $500 million in 2011. At March 31, 2010, Encana had $5.0 billion in unused committed credit facilities. With Encana’s bank facilities undrawn and $2.0 billion of cash and cash equivalents on the balance sheet at the end of the quarter, the company’s liquidity position is extremely strong. Encana is focused on maintaining investment grade credit ratings, capital discipline and financial flexibility. Encana targets a debt to capitalization ratio of less than 40 percent and a debt to adjusted EBITDA ratio of less than 2.0 times. At March 31, 2010, the company’s debt to capitalization ratio was 30 percent and debt to adjusted EBITDA was 1.6 times, on a trailing 12-month basis, using 2009 pro forma results.
In the first quarter of 2010, Encana invested $1.0 billion in capital, excluding acquisitions and divestitures, with a focus on continued development of the company’s key resource plays. Encana invested about $28 million in acquisitions in the first quarter and divested about $146 million of non-core properties.
NOTE 1: Non-GAAP measures
This news release contains references to non-GAAP measures as follows:
•
Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations, which are defined on the Consolidated Statement of Cash Flows, in this news release and Encana’s interim consolidated financial statements.

•
Free cash flow is a non-GAAP measure that Encana defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•
Operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates. Management believes that these excluded items reduce the comparability of the company’s underlying financial performance between periods. The majority of the U.S. dollar debt issued from Canada has maturity dates in excess of five years.

•
Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity. Debt to capitalization and debt to adjusted EBITDA are two ratios which management uses to steward the company’s overall debt position as measures of the company’s overall financial strength.

6

Encana Corporation	First Quarter 2010 Interim Report

First quarter report
for the period ended March 31, 2010
•
Adjusted EBITDA is a non-GAAP measure defined as net earnings from continuing operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.
Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of prolific shale and other unconventional natural gas developments, called resource plays, in key basins from northeast British Columbia to east Texas and Louisiana. A pure-play natural gas company, Encana applies advanced technology and operational innovation to reduce costs and maximize margins. The company believes North American natural gas is an abundant, affordable and reliable energy supply that can play a significantly expanded role in serving the continent’s growing energy needs while enhancing environmental performance and generating economic growth. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — Encana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Encana by Canadian securities regulatory authorities which permits it to provide certain of such disclosure in accordance with the relevant legal requirements of the U.S. Securities and Exchange Commission (SEC). Some of the information provided by Encana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Encana’s Annual Information Form.
The estimates of proved reserves and economic contingent resources contained in this news release are as of December 31, 2009, using forecast prices. The estimate of proved reserves was prepared in accordance with SEC requirements, using forecast prices. The estimate of economic contingent resources was prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook. Contingent resources are defined as those quantities of petroleum estimated, on a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Economic contingent resources are those contingent resources that are currently economically recoverable. In examining economic viability, the same fiscal conditions were applied as in the estimation of reserves. There is no certainty that it will be economically viable or technically feasible to produce any portion of the volumes currently classified as economic contingent resources. Further information on the company’s estimates of its economic contingent resources is contained in its news release dated March 16, 2010.
In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.

7

Encana Corporation	First Quarter 2010 Interim Report

First quarter report
for the period ended March 31, 2010
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: future economic and operating performance (including per share growth, debt to capitalization ratio, debt to adjusted EBITDA ratio, sustainable growth and returns, free cash flow, cash flow, cash flow per share, operating earnings and increases in net asset value); projections contained in the company’s guidance forecasts and the anticipated ability to meet the company’s guidance forecasts; projection to double production per share over the next five years; anticipated life of proved reserves; anticipated growth and success of resource plays and the expected characteristics of resource plays; anticipated production and drilling in the Haynesville area; 2010 budget for Encana (including cash flow, cash flow per share, free cash flow, capital investment, divestitures and total production); allocation of capital for Encana in 2010, including among various projects; expectation to capture market share from higher cost producers; potential dividends; anticipated success of Encana’s price risk management strategy; anticipated hedging gains; anticipated drilling; projected share buybacks; projected future financial metrics, including maintaining investment grade credit ratings; expected percentage increase in production in 2010; expectation to add to current hedging positions; and estimate that the long-term price of natural gas will be higher to support investment plans. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of and assumptions regarding commodity prices; assumptions based upon the company’s current guidance, as well as assumptions based upon 2010 Encana guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to replace and expand gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

8

Encana Corporation	First Quarter 2010 Interim Report

First quarter report
for the period ended March 31, 2010
Forward-looking statements with respect to anticipated production, reserves and production growth, including over the next five years, are based upon numerous facts and assumptions which are discussed in further detail in this news release, including a projected capital program averaging approximately $6 billion per year from 2011 to 2014, achieving an average rate of approximately 2,500 net wells per year from 2011 to 2014, Encana’s current net drilling location inventory, natural gas price expectations over the next few years, production expectations made in light of advancements in horizontal drilling, multi-stage fracture stimulation and multi-well pad drilling, the current and expected productive characteristics of various existing and emerging resource plays, Encana’s estimates of proved, probable and possible reserves and economic contingent resources, expectations for rates of return which may be available at various prices for natural gas and current and expected cost trends. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.
Forward-looking information respecting anticipated 2010 cash flow for Encana is based upon achieving average production of oil and gas for 2010 of approximately 3.3 Bcfe/d, commodity prices for natural gas of NYMEX $5.75/Mcf, crude oil (WTI) $75 for commodity prices and an estimated U.S./Canadian dollar foreign exchange rate of $0.94 and an average number of outstanding shares for Encana of approximately 750 million.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

9

Encana Corporation	First Quarter 2010 Interim Report

First quarter report
for the period ended March 31, 2010
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the unaudited Interim Consolidated Financial Statements for the period ended March 31, 2010 (“Interim Financial Statements”), the unaudited Pro Forma Consolidated Financial Information for the period ended March 31, 2009 presented in Encana’s Supplemental Information, as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2009.
The Interim Consolidated Financial Statements and comparative information have been prepared in United States (“U.S.”) dollars, except where another currency has been indicated, and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Production volumes are presented on an after royalties basis consistent with U.S. oil and gas disclosures reporting. The term “liquids” is used to represent crude oil, natural gas liquids (“NGLs”) and condensate volumes. This document is dated April 20, 2010.
Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements, Oil and Gas Information and Currency, Pro Forma Information, Non-GAAP Measures and References to Encana.
Encana’s Strategic Objectives
Encana is one of North America’s leading natural gas producers, focusing on the development of unconventional natural gas resources and holds a diversified portfolio of prolific shale and other natural gas assets in key basins stretching from northeast British Columbia to Louisiana. Encana believes that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs.
Encana is highly focused on key business objectives of maintaining financial strength, optimizing capital investments and continuing to pay a stable dividend to shareholders — attained through a disciplined approach to capital spending, a flexible investment program and financial stewardship.
Encana continues to focus on sustainable, high-growth production from unconventional natural gas plays in major North American basins. Encana has a history of entering resource plays early and leveraging technology to unlock unconventional resources. During the first quarter of 2010, the Company disclosed independent evaluations of its probable and possible reserves as well as economic contingent resources. With this significant inventory of estimated natural gas resources, Encana intends to double its production over the next five years on a per share basis. Encana targets 2010 natural gas production growth of approximately 10 percent with a continued technology focus to maximize margins and accelerate development. In 2010, Encana plans to drill approximately 1,275 wells and is targeting average production of 3,300 million cubic feet equivalent (“MMcfe”) per day (“MMcfe/d”).
Encana has a strong balance sheet and continues to employ a conservative capital structure and market risk mitigation strategy. Encana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times. At March 31, 2010, the Company’s Debt to Capitalization ratio was 30 percent and pro forma Debt to Adjusted EBITDA was 1.6 times. Debt to Capitalization and Debt to Adjusted EBITDA are non-GAAP measures and are defined in the Non-GAAP Measures section of this MD&A.
As of March 31, 2010, Encana has hedged approximately 1,974 MMcf/d of expected 2010 gas production using NYMEX fixed price contracts at an average price of $6.01 per thousand cubic feet (“Mcf”). In addition, Encana has hedged approximately 935 MMcf/d of expected 2011 gas production at an average price of $6.52 per Mcf, and approximately 1,040 MMcf/d of expected 2012 gas production at an average price of $6.46 per Mcf.
Additional detail regarding Encana’s 2010 Corporate Guidance can be found on the Company’s website at www.encana.com.

10

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2010
Encana’s Business
Encana’s operating and reportable segments are as follows:
•	Canada includes the Company’s exploration for, development of and production of natural gas and liquids and other related activities within the Canadian cost centre.
•	USA includes the Company’s exploration for, development of and production of natural gas and liquids and other related activities within the United States cost centre.
•
Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canada or USA segments. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•
Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. Financial information is presented on an after eliminations basis.
Encana’s operations are currently divided into two operating divisions:
•
Canadian Division, formerly the Canadian Foothills Division, which includes natural gas development and production assets located in British Columbia and Alberta, as well as the Deep Panuke natural gas project offshore Nova Scotia. Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including the Horn River shale play; (ii) Cutbank Ridge on the Alberta and British Columbia border, including the Montney formation; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane (“CBM”) in southern Alberta.

•
USA Division, which includes the natural gas development and production assets located in the U.S. Four key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) East Texas in Texas; and (iv) Fort Worth in Texas. The USA Division is also focused on the development of the emerging Haynesville shale play located in Louisiana and Texas and the recent entrance into the Marcellus shale play located in Pennsylvania.

On November 30, 2009, Encana completed a corporate reorganization (the “Split Transaction”) to split into two independent publicly traded energy companies — Encana Corporation, a natural gas company, and Cenovus Energy Inc. (“Cenovus”), an integrated oil company. The former Canadian Plains and Integrated Oil — Canada upstream operations were transferred to Cenovus and are presented as Canada — Other. Canada — Other is reported as continuing operations. The former Integrated Oil U.S. Downstream Refining assets were also transferred to Cenovus and are reported as discontinued operations.
Pro Forma and Consolidated Reporting
The comparative information presented within this MD&A represents the financial and operating results of Encana on both a pro forma and consolidated basis. Pro forma financial information is derived from Encana’s pro forma financial statements, which have been prepared using guidance issued by the U.S. Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators.
•
Encana’s 2009 and 2008 pro forma results exclude the results of operations from assets transferred to Cenovus as part of the Split Transaction and reflect expected changes to Encana’s historical results that arose from the Split Transaction, including income tax, depreciation, depletion and amortization (“DD&A”) and transaction costs. This information is presented to assist in understanding Encana’s historical financial results associated with the assets remaining in Encana as a result of the Split Transaction.

11

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2010
•	Encana’s 2009 consolidated results for the first quarter include three months of both Encana and Cenovus operations.
Non-GAAP Measures
This MD&A contains certain non-GAAP measures commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include Cash Flow, Operating Earnings, Free Cash Flow, Capitalization, Debt to Capitalization, Adjusted EBITDA and Debt to Adjusted EBITDA. Further information can be found in the Non-GAAP Measures section of this MD&A.
First Quarter Overview
In the first three months of 2010, Encana reported:
•	Cash Flow of $1,173 million;
•	Operating Earnings of $418 million;
•	Net Earnings of $1,477 million, which includes unrealized financial hedging gains of $912 million after-tax;
•	Total average production of 3,265 MMcfe/d, with 2,899 MMcfe/d from key and emerging resource plays;
•	Realized financial natural gas, crude oil and other commodity hedging gains of $125 million after-tax;
•	Capital investment of $1,020 million; and
•	Average natural gas prices, excluding financial hedges, of $5.56 per Mcf and average liquids prices, excluding financial hedges, of $67.48 per barrel (“bbl”).
Business Environment
Encana’s financial results are influenced by fluctuations in commodity prices, which include price differentials, and the U.S./Canadian dollar exchange rate. Encana has taken steps to reduce pricing risk through a commodity price hedging program. Further information regarding this program can be found in Note 14 to the Interim Consolidated Financial Statements. The following table shows benchmark information on a quarterly basis to assist in understanding quarterly volatility in prices and foreign exchange rates that have impacted Encana’s financial results.

	2010	2009				2008
(average for the period)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Natural Gas Price Benchmarks
AECO (C$/Mcf)	$5.36	$4.23	$3.02	$3.66	$5.63	$6.79	$9.24	$9.35
NYMEX ($/MMBtu)	5.30	4.17	3.39	3.50	4.89	6.94	10.24	10.93
Rockies (Opal) ($/MMBtu)	5.14	3.97	2.69	2.37	3.31	3.53	5.88	8.56
Texas (HSC) ($/MMBtu)	5.36	4.16	3.31	3.44	4.21	6.37	9.98	10.58
Basis Differential ($/MMBtu)
AECO/NYMEX	0.19	0.19	0.67	0.39	0.35	1.10	1.28	1.71
Rockies/NYMEX	0.16	0.20	0.70	1.13	1.58	3.41	4.36	2.37
Texas/NYMEX (1)	(0.06)	0.01	0.08	0.06	0.68	0.58	0.26	0.35
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.961	0.947	0.911	0.857	0.803	0.825	0.961	0.990

(1)	Texas (HSC) was higher than NYMEX in the first quarter of 2010.

12

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2010
Financial Results

	2010	2009 Pro Forma				2008 Pro Forma
($ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Cash Flow (1)	$1,173	$930	$1,274	$1,430	$1,387	$1,502	$1,734	$1,661
per share — diluted	1.57	1.24	1.70	1.90	1.85	2.00	2.31	2.21

Operating Earnings (1)	418	373	378	472	544	546	805	703
per share — diluted	0.56	0.50	0.50	0.63	0.72	0.73	1.07	0.94

Net Earnings	1,477	233	(53)	92	477	671	2,228	643
per share — diluted	1.97	0.31	(0.07)	0.12	0.63	0.89	2.97	0.86

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.
Cash Flow

	Three months ended March 31
		Pro Forma	Consolidated
($ millions)	2010	2009	2009

Cash From (Used In) Operating Activities	$(772)	$1,444	$1,791
(Add back) deduct:
Net change in other assets and liabilities	(31)	17	15
Net change in non-cash working capital from continuing operations	(1,914)	40	(452)
Net change in non-cash working capital from discontinued operations	—	—	284

Cash Flow	$1,173	$1,387	$1,944

Cash Flow of $1,173 million decreased $214 million from pro forma 2009 primarily due to lower realized financial hedging gains and higher interest expense, partially offset by higher natural gas prices. In the first quarter of 2010:
•	Realized financial hedging gains were $125 million after-tax compared to $541 million after-tax gains in the first quarter of 2009.
•	Interest expense increased $62 million primarily due to a lower debt carrying value used to determine pro forma interest for the first quarter of 2009.
•	Average total natural gas prices, excluding financial hedges, were $5.56 per Mcf compared to $4.18 per Mcf in the first quarter of 2009.
Cash flow decreased $771 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.

13

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2010
Operating Earnings

	Three months ended March 31
	2010		Pro Forma 2009		Consolidated 2009
($ millions, except per share amounts)		Per share (1)		Per share (1)		Per share (1)

Net Earnings, as reported	$1,477	$1.97	$477	$0.63	$962	$1.28
Add back (losses) and deduct gains:
Unrealized hedging gain, after-tax	912	1.21	38	0.05	89	0.12
Non-operating foreign exchange gain (loss), after-tax	147	0.20	(105)	(0.14)	(75)	(0.10)

Operating Earnings	$418	$0.56	$544	$0.72	$948	$1.26

(1)	Per Common Share — diluted.
Operating Earnings of $418 million decreased $126 million from pro forma 2009 primarily due to lower realized commodity hedging gains, higher interest expense and DD&A, partially offset by higher natural gas prices and lower future income tax expense. Lower realized hedging gains, higher interest and increased natural gas prices are described above in the Cash Flow section. DD&A increased $91 million as a result of a higher depletion rate, increased production volumes as well as a higher U.S./Canadian dollar exchange rate.
Operating Earnings decreased $530 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.
Net Earnings
Net Earnings of $1,477 million for the first quarter of 2010 increased $1,000 million from pro forma 2009 for the same period primarily due to higher combined realized and unrealized financial hedging gains, increased natural gas prices and non-operating foreign exchange gains. These were partially offset by higher interest expense and DD&A. Further to the items discussed in the Cash Flow and Operating Earnings sections, in the first quarter of 2010:
•	Unrealized financial hedging gains were $912 million after-tax compared to gains of $38 million after-tax gains in the first quarter of 2009.
•
Non-operating foreign exchange gains were $147 million after tax compared to a loss of $105 million after tax in the first quarter of 2009. These gains primarily resulted from unrealized foreign exchange gains on long-term debt due to a higher U.S./Canadian dollar exchange rate.

Net Earnings for the first quarter of 2010 increased $515 million from consolidated 2009 for the same period primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.
Summary of Hedging Impacts on Net Earnings

	Three months ended March 31
		Pro Forma	Consolidated
($ millions)	2010	2009	2009

Unrealized Hedging Gains, after-tax (1)	$912	$38	$89
Realized Hedging Gains, after-tax (2)	125	541	699

Hedging Impacts on Net Earnings	$1,037	$579	$788

(1)	Included in Corporate and Other financial results. Further detail on unrealized hedging gains can be found in the Corporate and Other section of this MD&A.

(2)	Primarily included in Divisional financial results.

14

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2010
Summary of Consolidated Net Earnings

	2010	2009				2008
($ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Continuing Operations
Net Earnings from Continuing Operations	$1,477	$589	$39	$211	$991	$1,469	$3,833	$1,088
per share — basic	1.97	0.78	0.05	0.28	1.32	1.96	5.11	1.45
per share — diluted	1.97	0.78	0.05	0.28	1.32	1.96	5.10	1.45

Total Consolidated
Net Earnings	1,477	636	25	239	962	1,077	3,553	1,221
per share — basic	1.97	0.85	0.03	0.32	1.28	1.44	4.74	1.63
per share — diluted	1.97	0.85	0.03	0.32	1.28	1.43	4.73	1.63

Revenues, Net of Royalties	3,545	2,712	2,271	2,449	3,682	4,862	8,150	4,653
The comparative consolidated results prior to the November 30, 2009 Split Transaction include Cenovus and are, therefore, not comparable to the current quarter. Net Earnings from Continuing Operations for 2009 and 2008 includes results for Canada — Other upstream assets transferred to Cenovus. Total Consolidated Net Earnings includes results for U.S. Downstream Refining assets transferred to Cenovus, which are classified as discontinued operations.
Net Capital Investment

	Three months ended March 31
		Pro Forma	Consolidated
($ millions)	2010	2009	2009

Canadian Division	$543	$537	$537
USA Division	472	574	574
Market Optimization	—	(1)	(3)
Corporate & Other	5	11	19
Canada — Other (1)	—	—	318
Discontinued Operations (2)	—	—	202

Capital Investment	1,020	1,121	1,647
Acquisitions	28	79	79
Divestitures	(146)	(33)	(33)

Net Capital Investment	$902	$1,167	$1,693

(1)	Canada — Other represents former Canadian Plains and Integrated Oil — Canada operations that were transferred to Cenovus.

(2)	The former Integrated Oil U.S. Downstream Refining operations are included in Discontinued Operations.
Capital investment during the first quarter of 2010 was primarily focused on continued development of Encana’s North American key resource plays. Capital investment of $1,020 million was lower compared to 2009 pro forma due to capital efficiencies and reduced upstream drilling activity, partially offset by the change in the average U.S./Canadian dollar exchange rate. Encana’s capital investment for the first quarter of 2010 was funded by Cash Flow.
The Company had non-core asset divestitures in the first quarter of 2010 for proceeds of $9 million in the Canadian Division and $137 million in the USA Division.

15

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2010
Free Cash Flow

	Three months ended March 31
		Pro Forma	Consolidated
($ millions)	2010	2009	2009

Cash Flow (1)	$1,173	$1,387	$1,944
Capital Investment	1,020	1,121	1,647

Free Cash Flow (1)	$153	$266	$297

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.
Encana’s first quarter 2010 Free Cash Flow of $153 million was lower compared to the same period in 2009 on a pro forma basis. Reasons for the variances in Cash Flow and Capital Investment are discussed under the Cash Flow and Net Capital Investment sections of this MD&A.
Production Volumes Summary

	2010	2009				2008
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Produced Gas (MMcf/d)
Canadian Division	1,177	1,071	1,201	1,343	1,281	1,302	1,351	1,289
USA Division	1,946	1,616	1,524	1,581	1,746	1,677	1,674	1,629

	3,123	2,687	2,725	2,924	3,027	2,979	3,025	2,918
Liquids (bbls/d)
Canadian Division	13,558	12,477	15,909	17,624	17,567	19,702	19,947	20,155
USA Division	10,108	11,586	10,325	11,699	11,671	12,831	13,853	13,482

	23,666	24,063	26,234	29,323	29,238	32,533	33,800	33,637

Volumes (MMcfe/d) (1,2)	3,265	2,831	2,883	3,100	3,203	3,174	3,227	3,120

Canada — Other (MMcfe/d) (1,3)	—	970	1,504	1,502	1,472	1,499	1,491	1,487

Total Volumes (MMcfe/d) (1)	3,265	3,801	4,387	4,602	4,675	4,673	4,718	4,607

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.

(2)	Quarterly volumes for 2009 and 2008 represent Encana’s pro forma volumes.

(3)	Canada — Other represents former volumes from Canadian Plains and Integrated Oil — Canada which were transferred to Cenovus as a result of the November 30, 2009 Split Transaction.
Average production volumes of 3,265 MMcfe/d increased 2 percent, or 62 MMcfe/d, in the first quarter of 2010 compared to 2009 pro forma volumes for the same period. Higher volumes were primarily due to increased production at various U.S. key resource plays, partially offset by lower volumes of 108 MMcfe/d resulting from divestitures.

16

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2010
Divisional Results
Canadian Division
Operating Cash Flow and Netbacks

	Three months ended March 31
	2010		2009
($ millions, except $/Mcfe)		($/Mcfe)		($/Mcfe)

Revenues, Net of Royalties and excluding Hedging	$657	$5.60	$595	$4.70
Realized Financial Hedging Gain	63		320
Expenses
Production and mineral taxes	1	0.01	5	0.04
Transportation and selling	45	0.39	37	0.30
Operating	139	1.17	130	1.01

Operating Cash Flow/ Netback	$535	$4.03	$743	$3.35
Realized Financial Hedging Gain		0.55		2.56

Netback including Realized Financial Hedging		$4.58		$5.91

Results by Key Area

	Three months ended March 31
	Daily Production		Capital		Drilling Activity
	(MMcfe/d)		($ millions)		(net wells drilled)
	2010	2009	2010	2009	2010	2009

Greater Sierra	218	221	$141	$87	16	15
Cutbank Ridge	319	326	118	108	15	20
Bighorn	197	172	108	69	15	21
CBM	315	309	120	139	295	278

Key Resource Plays	1,049	1,028	487	403	341	334
Other	209	359	56	134	5	9

Total Canadian Division	1,258	1,387	$543	$537	346	343

Production Volumes
•	Average production volumes of 1,258 MMcfe/d decreased 9 percent in the first quarter of 2010 compared to the first quarter of 2009.

•
The decrease in production is due to lower volumes of 98 MMcfe/d resulting from divestitures and wellhead upgrade maintenance activity, partially offset by a successful drilling program at Bighorn and lower royalty rates.

•	Average production for the Canadian Division is expected to be 1,358 MMcfe/d for the current year, with 1,175 MMcfe/d from key resource plays.

17

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2010
Three months ended March 31, 2010 versus 2009
Operating Cash Flow of $535 million decreased $208 million primarily due to lower realized financial hedging gains and a decrease in production volumes, partially offset by higher commodity prices. In the first quarter of 2010:
•	Realized financial hedging gains were $63 million before tax compared to $320 million before tax gains in the first quarter of 2009.

•	Average production volumes were 1,258 MMcfe/d compared to 1,387 MMcfe/d in the first quarter of 2009, resulting in a decrease of $56 million.

•	Higher commodity prices, excluding the impact of financial hedging, resulted in an increase of $118 million, which reflects the changes in benchmark prices and in basis differentials.
Capital investment of $543 million during the first quarter of 2010 was primarily focused on the Canadian key resource plays, as well as Deep Panuke. Encana plans to drill 810 wells in 2010 in relation to Canadian key resource plays.
On March 11, 2010, the Government of Alberta announced the results of its natural gas and conventional oil competitiveness review and published its policy response to the review, Energizing Investment, a Framework to Improve Alberta’s Natural Gas and Conventional Oil Competitiveness, which will modify Alberta’s royalty framework effective January 1, 2011. The intent of the modified royalty framework is to advance Alberta’s competitiveness in the upstream oil and gas sector and promote investment in the province. The Alberta government has indicated it plans to announce the royalty percentages at various commodity prices by May 31, 2010. Encana continues to monitor these proposed amendments to the Alberta royalty framework and the possible impacts on the Company’s business.
USA Division
Operating Cash Flow and Netbacks

	Three months ended March 31
	2010		2009
($ millions, except $/Mcfe)		($/Mcfe)		($/Mcfe)

Revenues, Net of Royalties and excluding Hedging	$1,108	$5.94	$666	$3.91
Realized Financial Hedging Gain	100		508
Expenses
Production and mineral taxes	68	0.38	46	0.28
Transportation and selling	166	0.92	123	0.75
Operating	109	0.46	115	0.49

Operating Cash Flow/ Netback	$865	$4.18	$890	$2.39
Realized Financial Hedging Gain		0.55		3.11

Netback including Realized Financial Hedging		$4.73		$5.50

18

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2010
Results by Key Area

	Three months ended March 31
	Daily Production		Capital		Drilling Activity
	(MMcfe/d)		($ millions)		(net wells drilled)
	2010	2009	2010	2009	2010	2009

Jonah	595	656	$84	$130	28	35
Piceance	482	397	23	69	33	53
East Texas	437	409	52	135	3	15
Fort Worth	142	152	11	50	7	16

Key Resource Plays	1,656	1,614	170	384	71	119
Haynesville	194	25	238	86	20	9
Other	157	177	64	104	11	12

Total	2,007	1,816	$472	$574	102	140

Production Volumes
•	Average production volumes of 2,007 MMcfe/d increased 11 percent in the first quarter of 2010 compared to the first quarter of 2009.

•
The increase in production is primarily due to drilling and operational success in the Haynesville, Piceance and East Texas plays as well as bringing on shut-in and curtailed production, partially offset by lower capital spending and natural declines in Jonah.

•	Average production for the USA Division is expected to be 1,935 MMcfe/d for the current year, with 1,790 MMcfe/d from key and emerging resource plays.
Three months ended March 31, 2010 versus 2009
Operating Cash Flow of $865 million decreased $25 million primarily due to lower realized financial hedging gains, increased production and mineral taxes and transportation and selling costs, partially offset by higher commodity prices and production volumes. In the first quarter of 2010:
•	Realized financial hedging gains were $100 million before tax compared to before tax gains of $508 million in the first quarter of 2009.

•	Higher commodity prices, excluding the impact of financial hedging, resulted in an increase of $368 million, which reflects the changes in benchmark prices and changes in the basis differentials.

•	Average production volumes of 2,007 MMcfe/d increased 191 MMcfe/d compared to the first quarter of 2009, resulting in an increase of $66 million.
Capital investment of $472 million in the first quarter of 2010 was focused on the emerging Haynesville shale play as well as other U.S. key resource plays. Capital investment decreased $102 million compared to the first quarter of 2009 primarily due to capital efficiencies and lower drilling and completion activity in Piceance, Jonah and Fort Worth, partially offset by increased drilling and facility spending in Haynesville. Encana plans to drill a total of 385 wells in 2010 in relation to U.S. key and emerging resource plays.

19

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2010
Canada — Other
Canada — Other is comprised of Upstream results formerly from Canadian Plains and Integrated Oil — Canada which were transferred to Cenovus as part of the November 30, 2009 Split Transaction. Under full cost accounting rules, the historical results are presented in continuing operations.

	Three months ended March 31
		Pro Forma	Consolidated
($ millions)	2010	2009	2009

Revenues, Net of Royalties and excluding Hedging	$—	$—	$729
Realized Financial Hedging Gain	—	—	239
Expenses
Production and mineral taxes	—	—	10
Transportation and selling	—	—	133
Operating	—	—	156
Purchased product	—	—	(13)

Operating Cash Flow	$—	$—	$682

Market Optimization

	Three months ended March 31
		Pro Forma	Consolidated
($ millions)	2010	2009	2009

Revenues	$228	$308	$492
Expenses
Operating	9	5	8
Purchased product	211	297	473

Operating Cash Flow	8	6	11
DD&A	3	3	5

Segment Income	$5	$3	$6

Market Optimization revenues and purchased product expenses relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification that enhance the sale of Encana’s production.
Revenues and purchased product expenses decreased in the first quarter of 2010 compared to the first quarter of 2009 pro forma mainly due to lower volumes required for Market Optimization partially offset by increased prices.

20

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2010
Corporate and Other
Segment Income

	Three months ended March 31
		Pro Forma	Consolidated
($ millions)	2010	2009	2009

Revenues	$1,389	$49	$133
Expenses
Operating	3	10	26
DD&A	16	17	27

Segment Income	$1,370	$22	$80

Revenues primarily represent unrealized hedging gains or losses related to financial natural gas and liquids hedge contracts. Operating expenses in the first quarter of 2010 primarily relate to mark-to-market losses on long-term power generation contracts. DD&A includes provisions for corporate assets, such as computer equipment, office furniture and leasehold improvements.
Summary of Unrealized Hedging Gains (Losses)

	Three months ended March 31
		Pro Forma	Consolidated
($ millions)	2010	2009	2009

Revenues
Natural Gas	$1,359	$50	$158
Crude Oil	8	—	(25)

	1,367	50	133
Expenses	4	7	22

	1,363	43	111
Income Tax Expense	451	5	22

Unrealized Hedging Gains, after-tax	$912	$38	$89

Commodity price volatility impacts net earnings. As a means of managing this commodity price volatility, Encana enters into various financial hedge agreements. The financial hedge agreements were recorded at the date of the financial statements based on the fair value of the contracts. Changes in the fair value result in a gain or loss reflected in corporate revenues and are the result of volatility between periods in the forward curves of commodity prices and changes in the balance of unsettled contracts. Further information regarding financial instrument agreements can be found in Note 14 to the Interim Consolidated Financial Statements.
Expenses

	Three months ended March 31
		Pro Forma (1)	Consolidated
($ millions)	2010	2009	2009

Administrative	$82	$63	$79
Interest, net	130	68	58
Accretion of asset retirement obligation	12	8	17
Foreign exchange (gain) loss, net	(144)	99	58
(Gain) loss on divestitures	(1)	(1)	(1)

Total Corporate Expenses	$79	$237	$211

(1)	Pro Forma expenses exclude the costs related to the assets transferred to Cenovus and reflect adjustments for compensation and transaction costs.

21

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2010
Total Corporate expenses of $79 million decreased $158 million from pro forma 2009 as a result of foreign exchange gains, partially offset by higher administrative and interest expenses. In the first quarter of 2010:
•	Foreign exchange gains were primarily due to unrealized foreign exchange gains on long-term debt resulting from the higher U.S./Canadian dollar exchange rate.
•	Administrative expenses were higher primarily due to transition costs and higher U.S./Canadian dollar exchange rate, partially offset by lower long-term compensation costs.
•	Interest expense increased primarily due to a lower debt carrying value used to determine pro forma interest for the first quarter of 2009.
Total Corporate expenses decreased $132 million from consolidated 2009 primarily due to the factors described above and inclusion of the Cenovus results in the 2009 consolidated comparatives.
Income Tax Expense

	Three months ended March 31
		Pro Forma	Consolidated
($ millions)	2010	2009	2009

Effective Tax Rate	22.9%	34.8%	23.2%

Current Income Tax	$12	$119	$239
Future Income Tax	426	136	60

Total Income Tax Expense	$438	$255	$299

Total income tax expense of $438 million in the first quarter of 2010 was $183 million higher than in the first quarter of 2009 pro forma primarily due to higher earnings before tax primarily resulting from the net impact of realized and unrealized hedges.
Current income tax expense of $12 million in the first quarter of 2010 was $107 million lower than in the first quarter of 2009 pro forma. This reflects the decrease in current tax expense related to lower realized hedging gains partially offset by an increase in current tax resulting from an increase in taxable income, excluding realized hedging gains.
Total income tax expense increased $139 million from consolidated 2009 primarily due to the factors described above and inclusion of the Cenovus results in the 2009 consolidated comparatives.
Encana’s effective tax rate in any year is a function of the relationship between total tax (current and future) and the amount of net earnings before income taxes for the year. The effective tax rate differs from the statutory tax rate as it takes into consideration permanent differences, adjustment for changes to tax rates and other tax legislation, variation in the estimation of reserves and the estimate to actual differences. Permanent differences are comprised of a variety of items, including:
•	The non-taxable portion of Canadian capital gains or losses;
•	International financing; and
•	Foreign exchange (gains) losses not included in net earnings.
Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are usually tax matters under review. The Company believes that the provision for taxes is adequate.

22

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2010
Depreciation, Depletion and Amortization

	Three months ended March 31
		Pro Forma	Consolidated
($ millions)	2010	2009	2009

Canada	$287	$273	$484
USA	494	416	416
Market Optimization	3	3	5
Corporate & Other	16	17	27

Total DD&A	$800	$709	$932

Encana uses full cost accounting for oil and gas activities and calculates DD&A on a country-by-country cost centre basis.
Upstream DD&A of $800 million in the first quarter of 2010 increased $91 million compared to the first quarter of 2009 pro forma as a result of a higher depletion rate, increased production volumes as well as a higher U.S./Canadian dollar exchange rate.
DD&A decreased $132 million from the consolidated 2009 results primarily due to the factors described above and the inclusion of Cenovus in the 2009 consolidated comparatives.
Discontinued Operations
Encana has rationalized its operations to focus on upstream activities in North America. Former U.S. Downstream Refining operations, which were transferred to Cenovus as a result of the November 30, 2009 Split Transaction, are reported as discontinued operations. In the first quarter of 2009, the net loss from discontinued operations was $29 million.
Liquidity and Capital Resources

	Three months ended March 31
($ millions)	2010	2009

Net Cash From (Used In)
Operating activities	$(772)	$1,791
Investing activities	(1,040)	(1,784)
Financing activities	(465)	207
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(4)	(4)

Increase (Decrease) in Cash and Cash Equivalents	$(2,281)	$210

Pro Forma Net Cash from Operating Activities		$1,444

Operating Activities
Net cash from operating activities decreased $2,216 million in the first quarter of 2010 compared to the first quarter of 2009 on a pro forma basis. This decrease is a result of items discussed in the Cash Flow section of this MD&A, as well as a decrease in net change in non-cash working capital primarily due to a $1,775 tax payment made in the first quarter of 2010. The tax payment included the incremental tax accrued in 2009 related to the wind-up of the Canadian oil and gas partnership, which resulted from the Split Transaction.

23

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2010
Excluding the impact of current risk management assets and liabilities, the Company had a working capital surplus of $1,022 million at March 31, 2010 compared to a surplus of $1,348 million at December 31, 2009. Encana anticipates that it will continue to meet the payment terms of its suppliers.
Investing Activities
Net cash used for investing activities in 2010 decreased $744 million compared to 2009.
Capital expenditures, including property acquisitions, decreased $476 million in 2010 compared to 2009 and proceeds from divestitures increased $113 million in 2010 compared to 2009. Reasons for these changes are discussed under the Net Capital Investment and Divisional Results sections of this MD&A.
Financing Activities
Credit Facilities and Shelf Prospectuses
Net issuance of long-term debt in the first quarter of 2010 was nil compared to $505 million for the same period in 2009. Encana’s total long-term debt, including current portion was $7,804 million at March 31, 2010 compared to $7,768 at December 31, 2009.
Encana maintains two committed bank credit facilities and a Canadian and a U.S. dollar shelf prospectus.
As at March 31, 2010, Encana had available unused committed bank credit facilities in the amount of $5.0 billion.
•	Encana has in place a revolving bank credit facility for C$4.5 billion ($4.4 billion) that remains committed through October 2012.
•	One of Encana’s U.S. subsidiaries has in place a revolving bank credit facility for $565 million that remains committed through February 2013.
As at March 31, 2010, Encana had available unused capacity under shelf prospectuses for up to $5.5 billion.
•
Encana has in place a shelf prospectus whereby it may issue from time to time up to C$2.0 billion, or the equivalent in foreign currencies, of debt securities in Canada. At March 31, 2010, C$2.0 billion ($2.0 billion) of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2011.

•
Encana has in place a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the United States. At March 31, 2010, $3.5 billion of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus was renewed in April 2010 and expires in May 2012.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements and indentures.

24

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2010
Credit Ratings
Encana maintains investment grade credit ratings on its senior unsecured debt. The following table outlines the credit ratings and outlooks of the Company’s debt as of March 31, 2010, which have remained unchanged from December 31, 2009:

	Standard & Poor’s	Moody’s Investors
	Ratings Services	Service	DBRS Limited

Senior Unsecured
Long-Term Rating	BBB+	Baa2	A (low)
Outlook	Stable	Stable	Stable
Normal Course Issuer Bid (“NCIB”)
Encana has obtained regulatory approval under Canadian securities laws to purchase up to approximately 37.5 million Common Shares under a NCIB, which commenced on December 14, 2009 and expires on December 13, 2010. To March 31, 2010, the Company had purchased 9.9 million Common Shares for total consideration of approximately $320 million. During 2009, under the current NCIB and prior NCIB, Encana did not purchase any of its Common Shares. Shareholders may obtain a copy of the Company’s Notice of Intention to make a Normal Course Issuer Bid by contacting investor.relations@encana.com.
Dividends
Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments were $149 million ($0.20 per share) in the first quarter of 2010. These dividends were funded by Cash Flow.
Financial Metrics
Debt to Capitalization and Debt to Adjusted EBITDA are two ratios Management uses to steward the Company’s overall debt position as measures of the Company’s overall financial strength. Encana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times.

			December 31, 2009
	March 31, 2010		Pro Forma		Consolidated

Debt to Capitalization (1,2)	30%		32%		32%
Debt to Adjusted EBITDA (1,2,3)	1.6	x	2.1	x	1.3	x

(1)	Debt is defined as Long-Term Debt including current portion.

(2)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

(3)	Calculated on a trailing 12-month basis. March 31, 2010 debt to adjusted EBITDA is on a pro forma basis.
Risk Management
Refer to the December 31, 2009 MD&A for a comprehensive discussion on Risk Management.

25

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2010
Accounting Policies and Estimates
New Accounting Standards Adopted
On January 1, 2010, Encana adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook sections:
•
“Business Combinations”, Section 1582, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings. The adoption of this standard will impact the accounting treatment of business combinations entered into after January 1, 2010.

•
“Consolidated Financial Statements”, Section 1601, which, together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard had no material impact on Encana’s Consolidated Financial Statements.

•
“Non-controlling Interests”, Section 1602, which establishes the accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard has had no material impact on Encana’s Consolidated Financial Statements.

The above CICA Handbook sections are converged with International Financial Reporting Standards (“IFRS”). Encana will be required to report its results in accordance with IFRS beginning in 2011.
International Financial Reporting Standards (“IFRS”)
The Company is executing a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of 2010 required comparative information. Encana expects IFRS will not have a major impact on the Company’s operations or strategic decisions. The adoption of the IFRS upstream accounting principles continues to be the Company’s most significant area of impact, which is described further below. Encana is on schedule with its changeover plan.
Encana’s IFRS Changeover Plan
The key elements of the Company’s changeover plan include:
•	determine appropriate changes to accounting policies and required amendments to financial disclosures;
•	identify and implement changes in associated processes and information systems;
•	comply with internal control requirements;
•	communicate collateral impacts to internal business groups; and
•	educate and train internal and external stakeholders.
As of March 31, 2010, Encana has made significant progress on its changeover plan. The Company has analyzed accounting policy alternatives and preliminarily drafted its IFRS accounting policies. Process and system changes have been designed for significant areas of impact, with internal control requirements taken into account. Information system changes have been tested and implemented to capture the required 2010 IFRS comparative

26

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2010
data. IFRS education and training sessions have been held with internal stakeholders and these sessions will continue throughout 2010.
Encana’s IFRS accounting policies are expected to be finalized mid-2010, with quantification of IFRS impacts to follow. Communication of impacts to external stakeholders is expected to occur in the latter half of 2010.
Encana will continue to update its IFRS changeover plan to reflect new and amended accounting standards issued by the International Accounting Standards Board.
Expected Accounting Policy Impacts
Encana’s significant areas of impact continue to include property, plant and equipment (“PP&E”), asset retirement obligation (“ARO”), impairment testing, stock-based compensation and income taxes. The following discussion provides an overview of these areas, as well as the exemptions available under IFRS 1, First-time Adoption of International Financial Reporting Standards. In general, IFRS 1 requires first time adopters to retrospectively apply IFRS, although it does provide optional and mandatory exemptions to these requirements.
Property, Plant and Equipment
Under Canadian GAAP, Encana follows the CICA’s guideline on full cost accounting in which all costs directly associated with the acquisition of, the exploration for, and the development of natural gas and crude oil reserves are capitalized on a country-by-country cost centre basis. Costs accumulated within each country cost centre are depleted using the unit-of-production method based on proved reserves determined using estimated future prices and costs. Upon transition to IFRS, Encana will be required to adopt new accounting policies for upstream activities, including pre-exploration costs, exploration and evaluation costs and development costs.
Pre-exploration costs are those expenditures incurred prior to obtaining the legal right to explore and must be expensed under IFRS. Currently, Encana capitalizes and depletes pre-exploration costs within the country cost centre. In 2009, these costs were not material to Encana.
Exploration and evaluation costs are those expenditures for an area or project for which technical feasibility and commercial viability have not yet been determined. Under IFRS, Encana will initially capitalize these costs as Exploration and Evaluation assets on the balance sheet. When the area or project is determined to be technically feasible and commercially viable, the costs will be transferred to PP&E. Unrecoverable exploration and evaluation costs associated with an area or project will be expensed.
Development costs include those expenditures for areas or projects where technical feasibility and commercial viability have been determined. Under IFRS, Encana will continue to capitalize these costs within PP&E on the balance sheet. However, the costs will be depleted on a unit-of-production basis over an area level (unit of account) instead of the country cost centre level currently utilized under Canadian GAAP. Encana has not finalized the areas or the inputs to be utilized in the unit-of-production depletion calculation.
Under IFRS, upstream divestitures will generally result in a gain or loss recognized in net earnings. Under Canadian GAAP, proceeds of divestitures are normally deducted from the full cost pool without recognition of a gain or loss unless the deduction would result in a change to the depletion rate of 20 percent or greater, in which case a gain or loss is recorded.
Encana expects to adopt the IFRS 1 exemption, which allows the Company to deem its January 1, 2010 IFRS upstream asset costs to be equal to its Canadian GAAP historical upstream net book value. On January 1, 2010, the IFRS exploration and evaluation costs will be equal to the Canadian GAAP unproved properties balance and the IFRS development costs will be equal to the full cost pool balance. Encana will allocate this upstream full cost pool over reserves to establish the area level depletion units.
Asset Retirement Obligation
Under Canadian GAAP, ARO is measured as the estimated fair value of the retirement and decommissioning expenditures expected to be incurred. Existing liabilities are not re-measured using current discount rates. Under IFRS, ARO is measured as the best estimate of the expenditure to be incurred and requires the use of current

27

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2010
discount rates at each re-measurement date. Generally, the change in discount rates results in a balance being added to or deducted from PP&E.
As a result of Encana’s intended use of the IFRS 1 upstream assets exemption, the Company is required to revalue its January 1, 2010 ARO balance recognizing the adjustment in retained earnings.
Impairment
Under Canadian GAAP, Encana is required to recognize an upstream impairment loss if the carrying amount exceeds the undiscounted cash flows from proved reserves for the country cost centre. If an impairment loss is to be recognized, it is then measured at the amount the carrying value exceeds the sum of the fair value of the proved and probable reserves and the costs of unproved properties. Impairments recognized under Canadian GAAP are not reversed.
Under IFRS, Encana is required to recognize and measure an upstream impairment loss if the carrying value exceeds the recoverable amount for a cash-generating unit. Under IFRS, the recoverable amount is the higher of fair value less cost to sell and value in use. Impairment losses, other than goodwill, are reversed under IFRS when there is an increase in the recoverable amount. Encana will group its upstream assets into cash-generating units based on the independence of cash inflows from other assets or other groups of assets.
Stock-Based Compensation
Share units issued under Encana’s stock-based compensation plans that are accounted for using the intrinsic value method under Canadian GAAP will be required to be fair valued under IFRS. The intrinsic value of a share unit is the amount by which Encana’s stock price exceeds the exercise price of a share unit. The fair value of a share unit is determined utilizing a model, such as the Black-Scholes-Merton model.
Encana intends to use the IFRS 1 exemption under which share units that were vested prior to January 1, 2010 are not required to be retrospectively restated.
Income Taxes
In transitioning to IFRS, the Company’s future tax liability will be impacted by the tax effects resulting from the IFRS changes discussed above. Encana continues to assess the impact that the IFRS income tax principles may have on the Company.
Other IFRS 1 Considerations
As permitted by IFRS 1, Encana’s foreign currency translation adjustment, currently the only balance in Encana’s Accumulated Other Comprehensive Income will be deemed to be zero and the balance will be reclassified to retained earnings on January 1, 2010. Accordingly, retrospective restatement of foreign currency translation adjustments under IFRS principles will not be performed.
Business combinations and joint ventures entered into prior to January 1, 2010 will not be retrospectively restated using IFRS principles.
With respect to employee benefit plans, cumulative unamortized actuarial gains and losses are expected to be charged to retained earnings on January 1, 2010. As such, they will not be retrospectively restated using IFRS principles.
Critical Accounting Policies and Estimates
Refer to the December 31, 2009 MD&A for a comprehensive discussion of the Critical Accounting Policies and Estimates.

28

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2010
Non-GAAP Measures
This MD&A contains certain non-GAAP measures commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and ability to generate funds to finance operations.
Cash Flow
Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations. Cash Flow is commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations.
Operating Earnings
Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.
Operating Earnings is defined as Net Earnings excluding the after-tax gains/losses on discontinuance, after-tax effect of unrealized hedging accounting gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, after-tax foreign exchange gains/losses on settlement of intercompany transactions, future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates.
Free Cash Flow
Free Cash Flow is a non-GAAP measure that Encana defines as Cash Flow in excess of Capital Investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing activities, dividends and/or other financing activities.
Capitalization and Debt to Capitalization
Capitalization is a non-GAAP measure defined as long-term debt including current portion plus shareholders’ equity. Debt to Capitalization is a non-GAAP measure used by Management to steward the Company’s overall debt position as a measure of the Company’s overall financial strength.
Adjusted EBITDA and Debt to Adjusted EBITDA
Trailing 12-month Adjusted EBITDA is a non-GAAP measure defined as Net Earnings from Continuing Operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation and DD&A. Debt to Adjusted EBITDA is also used by Management to steward the Company’s overall debt position as a measure of the Company’s overall financial strength.

29

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2010
Additional Reconciliations of Non-GAAP Measures
Reconciliation of Consolidated Cash Flow to Pro Forma Cash Flow

($ millions, except per share amounts)	March 31, 2009

Cash Flow	$1,944
Less: Cenovus Carve-out (1)	595
Add/(Deduct) Pro Forma adjustments	38

Pro Forma Cash Flow	$1,387

Per share amounts
Consolidated Cash Flow — Basic	$2.59
— Diluted	$2.59

Pro Forma Cash Flow — Basic	$1.85
— Diluted	$1.85

(1)	Cenovus Energy was spun-off on November 30, 2009. Consolidated first quarter results include Cenovus.
Reconciliation of Consolidated Operating Earnings to Pro Forma Operating Earnings

($ millions, except per share amounts)	March 31, 2009

Operating Earnings	$948
Less: Cenovus Carve-out (1)	331
Add/(Deduct) Pro Forma adjustments	(73)

Pro Forma Operating Earnings	$544

Per share amounts
Consolidated Operating Earnings — Diluted	$1.26
Pro Forma Operating Earnings — Diluted	$0.72

(1)	Cenovus Energy was spun-off on November 30, 2009. Consolidated first quarter results include Cenovus.
Reconciliation of Consolidated Net Earnings to Pro Forma Net Earnings

($ millions, except per share amounts)	March 31, 2009

Net Earnings	$962
Less: Cenovus Carve-out (1)	412
Add/(Deduct) Pro Forma adjustments	(73)

Pro Forma Net Earnings	$477

Per share amounts
Consolidated Net Earnings — Basic	$1.28
— Diluted	$1.28

Pro Forma Net Earnings — Basic	$0.64
— Diluted	$0.63

(1)	Cenovus Energy was spun-off on November 30, 2009. Consolidated first quarter results include Cenovus.

30

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2010
Advisory
Forward-Looking Statements
In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: projection to double the Company’s production in five years; projected natural gas production level and growth for 2010; projected number of wells to be drilled, including their locations, for 2010; projected daily production by Divisions and from certain key resource plays; projections relating to the adequacy of the Company’s provision for taxes; the expected impact of the proposed changes to the Alberta royalty framework; projections with respect to natural gas production from unconventional resource plays; projections relating to the volatility of natural gas prices in 2010 and beyond and the reasons therefor; the Company’s projected capital investment levels for 2010, the flexibility of capital spending plans and the source of funding therefor; the effect of the Company’s risk management program, including the impact of derivative financial instruments; the impact of the changes and proposed changes in laws and regulations, including greenhouse gas, carbon and climate change initiatives on the Company’s operations and operating costs; projections that the Company’s Bankers’ Acceptances and Commercial Paper Program will continue to be fully supported by committed credit facilities and term loan facilities; the Company’s continued compliance with financial covenants under its credit facilities; the Company’s ability to pay its creditors, suppliers, commitments and fund its 2010 capital program and pay dividends to shareholders; the impact of the current business market conditions; the effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s expectations for future Debt to Capitalization and Debt to Adjusted EBITDA ratios; the expected impact and timing of various accounting pronouncements, rule changes and standards, including IFRS, on the Company and its Consolidated Financial Statements; and projections that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of and assumptions regarding commodity prices; assumptions based upon Encana’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; the Company’s and its subsidiaries’ ability to replace and expand gas reserves; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s and its subsidiaries’ ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company and its subsidiaries operate; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

31

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2010
Readers are cautioned that the foregoing list of important factors is not exhaustive. Forward-looking statements with respect to anticipated production, reserves and production growth, including over the next five years, are based upon numerous facts and assumptions which are discussed in further detail in this document, including a projected capital program averaging approximately $6 billion per year for 2011 to 2014, achieving an average drilling rate of approximately 2,500 net wells per year for 2011 to 2014, Encana’s current net drilling location inventory, natural gas price expectations over the next few years, production expectations made in light of advancements in horizontal drilling, multi-stage fracture stimulation and multi-well pad drilling, the current and expected productive characteristics of various existing and emerging resource plays, Encana’s estimates of proved, probable and possible reserves and economic contingent resources, expectations for rates of return which may be available at various prices for natural gas and current and expected cost trends. Furthermore, the forward-looking statements contained in this document are made as of the date of this document, and except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.
Forward-looking information respecting anticipated 2010 cash flow, operating cash flow and pre-tax cash flow for Encana is based upon achieving average production of oil and gas for 2010 of approximately 3.3 billion cubic feet equivalent (“Bcfe”) per day (“Bcfe/d”), commodity prices for natural gas of NYMEX $5.75/Mcf, crude oil (WTI) $75.00/bbl, U.S./Canadian dollar foreign exchange rate of $0.94 and an average number of outstanding shares for Encana of approximately 750 million. Assumptions relating to forward-looking statements generally include Encana’s current expectations and projections made by the Company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.
Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated April 21, 2010, which is available on Encana’s website at www.encana.com and on SEDAR at www.sedar.com.
Oil and Gas Information
Encana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Encana by Canadian securities regulatory authorities that permits it to provide certain of such disclosure in accordance with the relevant legal requirements of the U.S. SEC. Some of the information provided by Encana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under NI 51-101. Information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Encana’s Annual Information Form.
Natural Gas, Crude Oil and Natural Gas Liquids (“NGLs”) Conversions
In this document, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
Resource Play
Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play typically has a lower geological and/or commercial development risk and lower average decline rate.

32

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2010
Currency, Pro Forma Information, Non-GAAP Measures and References to Encana
All information included in this document and the Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis unless otherwise noted.
Pro Forma Information
On November 30, 2009, Encana completed a major corporate reorganization – a Split Transaction that resulted in the Company’s transition into a pure-play natural gas company and the spin off of its Integrated Oil and Canadian Plains assets into Cenovus Energy Inc., an independent, publicly-traded energy company. Encana’s consolidated results include the financial and operating performance of the Cenovus assets for the first 11 months of 2009. To give investors a clear understanding of post-split Encana, 2009 financial and operating results in this document highlight Encana’s results on a pro forma basis, which reflect the Company as if the Split Transaction had been completed for all of 2009 and the previous years presented. In this pro forma presentation, the results associated with the assets and operations transferred to Cenovus are eliminated from Encana’s consolidated results, and adjustments specific to the Split Transaction are reflected.
Non-GAAP Measures
Certain measures in this document do not have any standardized meaning as prescribed by Canadian GAAP such as Cash Flow, Cash Flow per share – diluted, Free Cash Flow, Operating Earnings, Operating Earnings per share – diluted, Adjusted EBITDA, Debt and Capitalization and, therefore, are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Management’s use of these measures has been disclosed further in this document as these measures are discussed and presented.
References to Encana
For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.
Additional Information
Further information regarding Encana Corporation, including its Annual Information Form, can be accessed under the Company’s public filings found at www.sedar.com and on the Company’s website at www.encana.com.

33

Encana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2010
Consolidated Statement of Earnings (unaudited)

		Three Months Ended
		March 31,
($ millions, except per share amounts)		2010	2009

Revenues, Net of Royalties	(Note 3)	$3,545	$3,682

Expenses	(Note 3)
Production and mineral taxes		69	61
Transportation and selling		211	293
Operating		260	435
Purchased product		211	460
Depreciation, depletion and amortization		800	932
Administrative		82	79
Interest, net	(Note 6)	130	58
Accretion of asset retirement obligation	(Note 10)	12	17
Foreign exchange (gain) loss, net	(Note 7)	(144)	58
(Gain) loss on divestitures		(1)	(1)

		1,630	2,392

Net Earnings Before Income Tax		1,915	1,290
Income tax expense	(Note 8)	438	299

Net Earnings From Continuing Operations		1,477	991
Net Earnings (Loss) From Discontinued Operations	(Note 4)	—	(29)

Net Earnings		$1,477	$962

Net Earnings From Continuing Operations per Common Share	(Note 12)
Basic		$1.97	$1.32
Diluted		$1.97	$1.32

Net Earnings per Common Share	(Note 12)
Basic		$1.97	$1.28
Diluted		$1.97	$1.28
Consolidated Statement of Comprehensive Income (unaudited)

	Three Months Ended
	March 31,
($ millions)	2010	2009

Net Earnings	$1,477	$962
Other Comprehensive Income, Net of Tax
Foreign Currency Translation Adjustment	159	(271)

Comprehensive Income	$1,636	$691

See accompanying Notes to Consolidated Financial Statements.

34

Encana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Consolidated Balance Sheet (unaudited)

		As at	As at
		March 31,	December 31,
($ millions)		2010	2009

Assets
Current Assets
Cash and cash equivalents		$1,994	$4,275
Accounts receivable and accrued revenues		1,109	1,180
Risk management	(Note 14)	1,318	328
Income tax receivable		204	—
Inventories		15	12

		4,640	5,795
Property, Plant and Equipment, net	(Note 3)	26,758	26,173
Investments and Other Assets		297	164
Risk Management	(Note 14)	544	32
Goodwill		1,700	1,663

	(Note 3)	$33,939	$33,827

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		$2,100	$2,143
Income tax payable		—	1,776
Risk management	(Note 14)	260	126
Current portion of long-term debt	(Note 9)	200	200

		2,560	4,245
Long-Term Debt	(Note 9)	7,604	7,568
Other Liabilities	(Note 3)	1,327	1,185
Risk Management	(Note 14)	23	42
Asset Retirement Obligation	(Note 10)	807	787
Future Income Taxes		3,831	3,386

		16,152	17,213

Shareholders’ Equity
Share capital	(Note 12)	2,335	2,360
Paid in surplus	(Note 12)	—	6
Retained earnings		14,538	13,493
Accumulated other comprehensive income		914	755

Total Shareholders’ Equity		17,787	16,614

		$33,939	$33,827

See accompanying Notes to Consolidated Financial Statements.

35

Encana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Consolidated Statement of Shareholders’ Equity (unaudited)

		Three Months Ended
		March 31,
($ millions)		2010	2009

Share Capital
Balance, Beginning of Year		$2,360	$4,557
Common Shares Issued under Option Plans	(Note 12)	4	2
Stock-Based Compensation	(Note 12)	2	1
Common Shares Purchased	(Note 12)	(31)	—

Balance, End of Period		$2,335	$4,560

Paid in Surplus
Balance, Beginning of Year		$6	$—
Common Shares Purchased	(Note 12)	(6)	—

Balance, End of Period		$—	$—

Retained Earnings
Balance, Beginning of Year		$13,493	$17,584
Net Earnings		1,477	962
Dividends on Common Shares		(149)	(300)
Charges for Normal Course Issuer Bid	(Note 12)	(283)	—

Balance, End of Period		$14,538	$18,246

Accumulated Other Comprehensive Income
Balance, Beginning of Year		$755	$833
Foreign Currency Translation Adjustment		159	(271)

Balance, End of Period		$914	$562

Total Shareholders’ Equity		$17,787	$23,368

See accompanying Notes to Consolidated Financial Statements.

36

Encana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Consolidated Statement of Cash Flows (unaudited)

		Three Months Ended
		March 31,
($ millions)		2010	2009

Operating Activities
Net earnings from continuing operations		$1,477	$991
Depreciation, depletion and amortization		800	932
Future income taxes	(Note 8)	426	60
Unrealized (gain) loss on risk management	(Note 14)	(1,363)	(111)
Unrealized foreign exchange (gain) loss		(169)	20
Accretion of asset retirement obligation	(Note 10)	12	17
(Gain) loss on divestitures		(1)	(1)
Other		(9)	37
Cash flow from discontinued operations		—	(1)
Net change in other assets and liabilities		(31)	15
Net change in non-cash working capital from continuing operations		(1,914)	(452)
Net change in non-cash working capital from discontinued operations		—	284

Cash From (Used in) Operating Activities		(772)	1,791

Investing Activities
Capital expenditures	(Note 3)	(1,048)	(1,524)
Proceeds from divestitures	(Note 5)	146	33
Net change in investments and other		(123)	76
Net change in non-cash working capital from continuing operations		(15)	(86)
Discontinued operations		—	(283)

Cash From (Used in) Investing Activities		(1,040)	(1,784)

Financing Activities
Net issuance (repayment) of revolving long-term debt		—	505
Issuance of common shares	(Note 12)	4	2
Purchase of common shares	(Note 12)	(320)	—
Dividends on common shares		(149)	(300)

Cash From (Used in) Financing Activities		(465)	207

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(4)	(4)

Increase (Decrease) in Cash and Cash Equivalents		(2,281)	210
Cash and Cash Equivalents, Beginning of Period		4,275	354

Cash and Cash Equivalents, End of Period		$1,994	$564

Cash (Bank Overdraft), End of Period		(23)	18
Cash Equivalents, End of Period		2,017	546

Cash and Cash Equivalents, End of Period		$1,994	$564

See accompanying Notes to Consolidated Financial Statements.

37

Encana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. Basis of Presentation
The interim Consolidated Financial Statements include the accounts of Encana Corporation and its subsidiaries (“Encana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles (“GAAP”). Encana’s operations are in the business of the exploration for, the development of, and the production and marketing of natural gas and crude oil and natural gas liquids (“NGLs”).
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2009, except as noted below. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, the interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2009.
On November 30, 2009, Encana completed a corporate reorganization (the “Split Transaction”) to split into two independent publicly traded energy companies — Encana Corporation, a natural gas company, and Cenovus Energy Inc. (“Cenovus”), an integrated oil company.
Encana’s 2009 comparative results in the Consolidated Statement of Earnings and Consolidated Statement of Cash Flows include Cenovus’s upstream operations prior to the November 30, 2009 Split Transaction in continuing operations, while the U.S. Downstream Refining results are reported as discontinued operations.
2. Changes in Accounting Policies and Practices
On January 1, 2010, Encana adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook sections:
•
“Business Combinations”, Section 1582, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings. The adoption of this standard will impact the accounting treatment of future business combinations entered into after January 1, 2010.

•
“Consolidated Financial Statements”, Section 1601, which, together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard had no material impact on Encana’s Consolidated Financial Statements.

•
“Non-controlling Interests”, Section 1602, which establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard has had no material impact on Encana’s Consolidated Financial Statements.

The above CICA Handbook sections are converged with International Financial Reporting Standards (“IFRS”). Encana will be required to report its results in accordance with IFRS beginning in 2011. The Company is currently assessing the impact of the convergence of Canadian GAAP with IFRS on Encana’s financial results of operations, financial position and disclosures.

38

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Segmented Information

The Company’s operating and reportable segments are as follows:
•	Canada includes the Company’s exploration for, and development and production of natural gas, crude oil and NGLs and other related activities within the Canadian cost centre.

•	USA includes the Company’s exploration for, and development and production of natural gas, NGLs and other related activities within the United States cost centre.

•
Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canada and USA segments. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•
Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.
In conjunction with the Split Transaction, the assets formerly included in Encana’s Canadian Plains Division and Integrated Oil Division were transferred to Cenovus. As a result, the former Canadian Foothills Division is reported as the Canadian Division and the Canadian Plains Division and Integrated Oil — Canada are now presented as Canada — Other. Prior periods have been restated to reflect the new presentation.
Encana has a decentralized decision-making and reporting structure. Accordingly, the Company reports its divisional results as follows:
•
Canadian Division, formerly the Canadian Foothills Division, which includes natural gas development and production assets located in British Columbia and Alberta, as well as the Deep Panuke natural gas project offshore Nova Scotia. Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including the Horn River shale play; (ii) Cutbank Ridge on the Alberta and British Columbia border, including the Montney formation; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane in southern Alberta.

•
USA Division, which includes the natural gas development and production assets located in the U.S. Four key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) East Texas in Texas; and (iv) Fort Worth in Texas. The USA Division is also focused on the development of the emerging Haynesville shale play located in Louisiana and Texas and the recent entrance into the Marcellus shale play located in Pennsylvania.

•	Canada — Other includes the combined results from the former Canadian Plains Division and Integrated Oil — Canada.
Operations that have been discontinued are disclosed in Note 4.

39

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Segmented Information (continued)
Results of Operations (For the three months ended March 31)
Segment and Geographic Information

	Canada		USA		Market Optimization
	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$720	$1,883	$1,208	$1,174	$228	$492
Expenses
Production and mineral taxes	1	15	68	46	—	—
Transportation and selling	45	170	166	123	—	—
Operating	139	286	109	115	9	8
Purchased product	—	(13)	—	—	211	473

	535	1,425	865	890	8	11
Depreciation, depletion and amortization	287	484	494	416	3	5

Segment Income (Loss)	$248	$941	$371	$474	$5	$6

	Corporate & Other		Consolidated
	2010	2009	2010	2009

Revenues, Net of Royalties	$1,389	$133	$3,545	$3,682
Expenses
Production and mineral taxes	—	—	69	61
Transportation and selling	—	—	211	293
Operating	3	26	260	435
Purchased product	—	—	211	460

	1,386	107	2,794	2,433
Depreciation, depletion and amortization	16	27	800	932

Segment Income (Loss)	$1,370	$80	1,994	1,501

Administrative			82	79
Interest, net			130	58
Accretion of asset retirement obligation			12	17
Foreign exchange (gain) loss, net			(144)	58
(Gain) loss on divestitures			(1)	(1)

			79	211

Net Earnings Before Income Tax			1,915	1,290
Income tax expense			438	299

Net Earnings from Continuing Operations			$1,477	$991

40

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Segmented Information (continued)
Results of Operations (For the three months ended March 31)
Product and Divisional Information

	Canada Segment
	Canadian Division		Canada — Other		Total
	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$720	$915	$—	$968	$720	$1,883
Expenses
Production and mineral taxes	1	5	—	10	1	15
Transportation and selling	45	37	—	133	45	170
Operating	139	130	—	156	139	286
Purchased product	—	—	—	(13)	—	(13)

Operating Cash Flow	$535	$743	$—	$682	$535	$1,425

	Canadian Division *
	Gas		Oil & NGLs		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$629	$848	$81	$57	$10	$10	$720	$915
Expenses
Production and mineral taxes	1	4	—	1	—	—	1	5
Transportation and selling	45	34	—	3	—	—	45	37
Operating	130	120	6	6	3	4	139	130

Operating Cash Flow	$453	$690	$75	$47	$7	$6	$535	$743

	USA Division
	Gas		Oil & NGLs		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$1,112	$1,118	$61	$29	$35	$27	$1,208	$1,174
Expenses
Production and mineral taxes	62	43	6	3	—	—	68	46
Transportation and selling	166	123	—	—	—	—	166	123
Operating	84	82	—	—	25	33	109	115

Operating Cash Flow	$800	$870	$55	$26	$10	$(6)	$865	$890

	Canada — Other **
	Gas		Oil & NGLs		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$—	$521	$—	$415	$—	$32	$—	$968
Expenses
Production and mineral taxes	—	3	—	7	—	—	—	10
Transportation and selling	—	11	—	117	—	5	—	133
Operating	—	51	—	91	—	14	—	156
Purchased product	—	—	—	—	—	(13)	—	(13)

Operating Cash Flow	$—	$456	$—	$200	$—	$26	$—	$682

*	Formerly known as the Canadian Foothills Division.

**	Includes the operations formerly known as the Canadian Plains Division and Integrated Oil — Canada.

41

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Segmented Information (continued)
Capital Expenditures (Continuing Operations)

	Three Months Ended
	March 31,
	2010	2009

Capital
Canadian Division	$543	$537
Canada — Other	—	318

Canada	543	855
USA	472	574
Market Optimization	—	(3)
Corporate & Other	5	19

	1,020	1,445

Acquisition Capital
Canada	13	73
USA	15	6

	28	79

Total	$1,048	$1,524

Property, Plant and Equipment and Total Assets by Segment

	Property, Plant and Equipment		Total Assets
	As at		As at
	March 31,	December 31,	March 31,	December 31,
	2010	2009	2010	2009

Canada	$11,809	$11,162	$13,442	$12,748
USA	13,772	13,929	14,881	14,962
Market Optimization	125	124	166	303
Corporate & Other	1,052	958	5,450	5,814

Total	$26,758	$26,173	$33,939	$33,827

In January 2008, Encana signed the contract for the design and construction of the Production Field Centre (“PFC”) for the Deep Panuke project. As at March 31, 2010, Canada Property, Plant, and Equipment and Total Assets includes Encana’s accrual to date of $475 million ($427 million at December 31, 2009) related to this offshore facility as an asset under construction.
In February 2007, Encana announced that it had entered into a 25 year lease agreement with a third party developer for The Bow office project. As at March 31, 2010, Corporate and Other Property, Plant and Equipment and Total Assets includes Encana’s accrual to date of $741 million ($649 million at December 31, 2009) related to this office project as an asset under construction.
Corresponding liabilities for these projects are included in Other Liabilities in the Consolidated Balance Sheet. There is no effect on the Company’s net earnings or cash flows related to the capitalization of The Bow office project or the Deep Panuke PFC.

42

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. Discontinued Operations
As a result of the Split Transaction on November 30, 2009, Encana transferred its Downstream Refining operations to Cenovus. These operations have been accounted for as discontinued operations.
Consolidated Statement of Earnings
The following table presents the effect of discontinued operations in the Consolidated Statement of Earnings:

	Three Months Ended
	March 31,
	2010	2009

Revenues, Net of Royalties	$—	$926

Expenses
Operating	—	118
Purchased product	—	749
Depreciation, depletion and amortization	—	51
Administrative	—	6
Interest, net	—	46

	—	970

Net Earnings (Loss) Before Income Tax	—	(44)
Income tax expense (recovery)	—	(15)

Net Earnings (Loss) From Discontinued Operations	$—	$(29)

Net Earnings (Loss) From Discontinued Operations per Common Share
Basic	$—	$(0.04)
Diluted	$—	$(0.04)
5. Divestitures
Divestitures
Total year-to-date proceeds received on the sale of assets were $146 million (2009 — $33 million). The significant items are described below:
Canada and USA
In 2010, the Company completed the divestiture of non-core oil and natural gas assets for proceeds of $9 million (2009 — $33 million) in the Canadian Division and $137 million (2009 — nil) in the USA Division.
6. Interest, Net

	Three Months Ended
	March 31,
	2010	2009

Interest Expense — Long-Term Debt	$120	$118
Interest Expense — Other	12	(7)
Interest Income *	(2)	(53)

	$130	$58

*	In 2009, Interest Income is primarily due to the Partnership Contribution Receivable which was transferred to Cenovus under the Split Transaction on November 30, 2009.

43

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
7. Foreign Exchange (Gain) Loss, Net

	Three Months Ended
	March 31,
	2010	2009

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$(171)	$150
Translation of U.S. dollar partnership contribution receivable issued from Canada *	—	(87)
Other Foreign Exchange (Gain) Loss on:
Monetary revaluations and settlements	27	(5)

	$(144)	$58

*	The Partnership Contribution Receivable was transferred to Cenovus under the Split Transaction on November 30, 2009.
8. Income Taxes
The provision for income taxes is as follows:

	Three Months Ended
	March 31,
	2010	2009

Current
Canada	$10	$172
United States	1	68
Other Countries	1	(1)

Total Current Tax	12	239

Future	426	60

	$438	$299

9. Long-Term Debt

	As at	As at
	March 31,	December 31,
	2010	2009

Canadian Dollar Denominated Debt
Unsecured notes	$1,231	$1,194

U.S. Dollar Denominated Debt
Unsecured notes	6,600	6,600

Increase in Value of Debt Acquired	52	52
Debt Discounts and Financing Costs	(79)	(78)
Current Portion of Long-Term Debt	(200)	(200)

	$7,604	$7,568

44

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
10. Asset Retirement Obligation
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas assets:

	As at	As at
	March 31,	December 31,
	2010	2009

Asset Retirement Obligation, Beginning of Year	$787	$1,230
Liabilities Incurred	8	21
Liabilities Settled	(5)	(52)
Liabilities Divested	(10)	(26)
Liabilities Transferred to Cenovus	—	(692)
Change in Estimated Future Cash Outflows	1	74
Accretion Expense	12	71
Foreign Currency Translation	14	161

Asset Retirement Obligation, End of Period	$807	$787

11. Capital Structure
The Company’s capital structure consists of Shareholders’ Equity plus Debt, defined as Long-term Debt including the current portion. The Company’s objectives when managing its capital structure are to:
i)	maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet its financial obligations; and
ii)	finance internally generated growth, as well as potential acquisitions.
The Company monitors its capital structure and short-term financing requirements using non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”). These metrics are used to steward the Company’s overall debt position as measures of the Company’s overall financial strength.
Encana targets a Debt to Capitalization ratio of less than 40 percent. At March 31, 2010, Encana’s Debt to Capitalization ratio was 30 percent (December 31, 2009 — 32 percent) calculated as follows:

	As at
	March 31,	December 31,
	2010	2009

Debt	$7,804	$7,768
Shareholders’ Equity	17,787	16,614

Capitalization	$25,591	$24,382

Debt to Capitalization Ratio	30%	32%

45

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
11. Capital Structure (continued)
Encana targets a Debt to Adjusted EBITDA of less than 2.0 times. At March 31, 2010, Debt to Adjusted EBITDA was 1.2x (December 31, 2009 — 1.3x) calculated on a trailing 12-month basis as follows:

	As at
	March 31,		December 31,
	2010		2009

Debt	$7,804		$7,768

Net Earnings from Continuing Operations	$2,316		$1,830
Add (deduct):
Interest, net	477		405
Income tax expense	248		109
Depreciation, depletion and amortization	3,572		3,704
Accretion of asset retirement obligation	66		71
Foreign exchange (gain) loss, net	(224)		(22)
(Gain) loss on divestitures	2		2

Adjusted EBITDA	$6,457		$6,099

Debt to Adjusted EBITDA	1.2	x	1.3	x

Encana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the objectives stated above. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.
The Company’s capital management objectives, evaluation measures, definitions and targets have remained unchanged over the periods presented. Encana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.
12. Share Capital

	March 31, 2010		December 31, 2009
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	751.3	$2,360	750.4	$4,557
Common Shares Issued under Option Plans	0.3	4	0.4	5
Common Shares Issued from PSU Trust	—	—	0.5	19
Stock-Based Compensation	—	2	—	1
Common Shares Purchased	(9.9)	(31)	—	—
Common Shares Cancelled	—	—	(751.3)	(4,582)
New Encana Common Shares Issued	—	—	751.3	2,360
Encana Special Shares Issued	—	—	751.3	2,222
Encana Special Shares Cancelled	—	—	(751.3)	(2,222)

Common Shares Outstanding, End of Period	741.7	$2,335	751.3	$2,360

Normal Course Issuer Bid
Encana has received regulatory approval each year under Canadian securities laws to purchase Common Shares under eight consecutive Normal Course Issuer Bids (“NCIB”). Encana is entitled to purchase, for cancellation, up to 37.5 million Common Shares under the renewed NCIB which commenced on December 14, 2009 and terminates on December 13, 2010. To March 31, 2010, the Company purchased 9.9 million Common Shares for total consideration of approximately $320 million. Of the amount paid, $6 million was charged to Paid in surplus, $31 million was charged to Share capital and $283 million was charged to Retained earnings. During 2009, there were no purchases under the current or prior NCIB.

46

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. Share Capital (continued)
Stock Options
Encana has stock-based compensation plans that allow employees to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were granted. Options granted under the plans are generally fully exercisable after three years and expire five years after the date granted. Options granted under predecessor and/or related company replacement plans expire up to 10 years from the date the options were granted.
As at March 31, 2010, Encana had 20,520 stock options (2009 — 351,740) outstanding and exercisable with a weighted average exercise price of C$7.54 per stock option (2009 — C$11.78). The weighted average remaining contractual life of the stock options is 0.5 years. These stock options do not have Tandem Share Appreciation Rights (“TSARs”) attached.
Encana Share Units Held by Cenovus Employees
As part of the Split Transaction on November 30, 2009, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. The terms and conditions of the new share units are similar to the terms and conditions of the original share units. Additional information is contained in Note 17 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2009.
Refer to Note 13 for information regarding share units held by Encana employees.
With respect to the Encana share units held by Cenovus employees and the Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees. Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus. The payable to Cenovus employees and the receivable due from Cenovus is based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Note 14). There is no material impact on Encana’s net earnings for these share units held by Cenovus employees. No further Encana share units will be granted to Cenovus employees.
As Cenovus employees may exercise Encana TSARs and Encana Performance TSARs in exchange for Encana Common Shares, the following table is provided as at March 31, 2010:

	Number of	Weighted
	Encana	Average
	Share Units	Exercise
Canadian Dollar Denominated (C$)	(millions)	Price

Encana TSARs held by Cenovus Employees
Outstanding, March 31, 2010	7.6	30.16
Exercisable, March 31, 2010	5.3	29.27

Encana Performance TSARs held by Cenovus Employees
Outstanding, March 31, 2010	7.4	31.60
Exercisable, March 31, 2010	3.8	31.72
Per Share Amounts
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended
	March 31,
(millions)	2010	2009

Weighted Average Common Shares Outstanding — Basic	748.7	750.5
Effect of Dilutive Securities	0.1	0.9

Weighted Average Common Shares Outstanding — Diluted	748.8	751.4

47

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. Compensation Plans
The following tables outline certain information related to Encana’s compensation plans at March 31, 2010.
As part of the Split Transaction on November 30, 2009, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. The terms and conditions of the new share units are similar to the terms and conditions of the original share units. Share units include TSARs, Performance TSARs, Share Appreciation Rights (“SARs”) and Performance SARs. Additional information is contained in Note 19 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2009.
Refer to Note 12 for information regarding new Encana share units held by Cenovus employees.
A) Tandem Share Appreciation Rights
The following table summarizes information related to the Encana and Cenovus TSARs held by Encana employees at March 31, 2010:

	Encana TSARs		Cenovus TSARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	12,473,214	28.85	12,482,694	26.08
Granted	4,064,545	32.89	—	—
Exercised — SARs	(1,241,454)	21.49	(1,104,386)	18.66
Exercised — Options	(85,884)	20.58	(83,641)	18.64
Forfeited	(81,459)	32.15	(94,455)	28.57

Outstanding, End of Period	15,128,962	30.56	11,200,212	26.84

Exercisable, End of Period	8,372,609	28.84	8,521,540	26.06

For the period ended March 31, 2010, Encana recorded a reduction of compensation costs of $23 million related to the Encana TSARs and a reduction of compensation costs of $13 million related to the Cenovus TSARs (2009 — reduction of compensation costs of $18 million related to the outstanding TSARs prior to the November 30, 2009 Split Transaction).
B) Performance Tandem Share Appreciation Rights
The following table summarizes information related to the Encana and Cenovus Performance TSARs held by Encana employees at March 31, 2010:

	Encana Performance		Cenovus Performance
	TSARs		TSARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	10,461,901	31.42	10,462,643	28.42
Exercised — SARs	(71,530)	29.40	(8,049)	26.52
Exercised — Options	(171)	29.04	(171)	26.27
Forfeited	(867,429)	31.33	(876,905)	28.33

Outstanding, End of Period	9,522,771	31.44	9,577,518	28.43

Exercisable, End of Period	5,228,877	31.39	5,284,426	28.37

For the period ended March 31, 2010, Encana recorded a reduction of compensation costs of $11 million related to the Encana Performance TSARs and a reduction of compensation costs of $7 million related to the Cenovus Performance TSARs (2009 — reduction of compensation costs of $3 million related to the outstanding Performance TSARs prior to the November 30, 2009 Split Transaction).

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. Compensation Plans (continued)
C) Share Appreciation Rights
Beginning in January 2010, U.S. dollar denominated SARs were granted to eligible employees. The terms and conditions are similar to the Canadian dollar denominated SARs.
The following table summarizes information related to the Encana and Cenovus SARs held by Encana employees at March 31, 2010:

	Encana SARs		Cenovus SARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	2,343,485	33.75	2,323,960	30.55
Exercised	(7,399)	28.96	(990)	25.76
Forfeited	(28,570)	32.00	(28,570)	28.95

Outstanding, End of Period	2,307,516	33.79	2,294,400	30.58

Exercisable, End of Period	900,961	34.58	907,895	31.24

	Encana SARs
		Weighted
		Average
		Exercise
U.S. Dollar Denominated (US$)	Outstanding	Price

Outstanding, Beginning of Year	—	—
Granted	3,895,465	30.83

Outstanding, End of Period	3,895,465	30.83

Exercisable, End of Period	—	—

For the period ended March 31, 2010, Encana recorded a reduction of compensation costs of $2 million related to the Encana SARs and a reduction of compensation costs of $2 million related to the Cenovus SARs (2009 — nil related to the outstanding SARs prior to the November 30, 2009 Split Transaction).
D) Performance Share Appreciation Rights
The following table summarizes information related to the Encana and Cenovus Performance SARs held by Encana employees at March 31, 2010:

	Encana Performance SARs		Cenovus Performance SARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	3,471,998	32.00	3,471,998	28.94
Exercised	(4,846)	29.04	—	—
Forfeited	(268,018)	32.13	(268,290)	29.06

Outstanding, End of Period	3,199,134	31.99	3,203,708	28.93

Exercisable, End of Period	1,141,172	33.30	1,146,858	30.10

For the period ended March 31, 2010, Encana recorded a reduction of compensation costs of $2 million related to the Encana Performance SARs and a reduction of compensation costs of $2 million related to the Cenovus Performance SARs (2009 — nil related to the outstanding Performance SARs prior to the November 30, 2009 Split Transaction).

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. Compensation Plans (continued)
E) Performance Share Units (“PSUs”)
In February 2010, Performance Share Units (“PSUs”) were granted to eligible employees which entitle the employee to receive, upon vesting, a cash payment equal to the value of one Common Share of Encana for each PSU held, depending upon the terms of the amended PSU plan. PSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.
The ultimate value of the PSUs will depend upon Encana’s performance measured over the three year period. Each year, Encana’s performance will be assessed by the Board of Directors (the “Board”) to determine whether the performance criteria have been met. Based on this assessment, up to a maximum of two times the original PSU grant may be awarded. The respective proportion of the original PSU grant for each year will be valued, based on an average share price, and the notional cash value deposited to a PSU account, with payout deferred to the final vesting date.
The following table summarizes information related to the PSUs at March 31, 2010:

Outstanding
Canadian Dollar Denominated	PSUs

Outstanding, Beginning of Year	—
Granted	880,735
Units, in Lieu of Dividends	5,658
Forfeited	(5,750)

Outstanding, End of Period	880,643

Outstanding
U.S. Dollar Denominated	PSUs

Outstanding, Beginning of Year	—
Granted	810,910
Units, in Lieu of Dividends	5,212
Forfeited	(2,220)

Outstanding, End of Period	813,902

For the period ended March 31, 2010, Encana recorded compensation costs of $3 million related to the outstanding PSUs (2009 — nil).
F) Deferred Share Units (“DSUs”)
The following table summarizes information related to the DSUs at March 31, 2010:

Outstanding
Canadian Dollar Denominated	DSUs

Outstanding, Beginning of Year	672,147
Granted	81,056
Converted from HPR awards	21,732
Units, in Lieu of Dividends	5,004

Outstanding, End of Period	779,939

For the period ended March 31, 2010, Encana recorded compensation costs of $1 million related to the outstanding DSUs (2009 — nil).
G) Pensions
Encana’s net benefit plan expense for the three months ended March 31, 2010 was $15 million (2009 — $19 million). Encana’s contribution to the defined benefit pension plans for the three months ended March 31, 2010 was $2 million (2009 — nil).

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Financial Instruments and Risk Management
Encana’s financial assets and liabilities include cash and cash equivalents, accounts receivable and accrued revenues, investments and other assets, accounts payable and accrued liabilities, risk management assets and liabilities and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows:
A) Fair Value of Financial Assets and Liabilities
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments except for the amounts associated with new share units issued as part of the November 30, 2009 Split Transaction as discussed in Notes 12 and 13.
Risk management assets and liabilities are recorded at their estimated fair value based on the mark-to-market method of accounting, using quoted market prices or, in their absence, third-party market indications and forecasts.
The fair value of investments and other assets approximate their carrying amount due to the nature of the instruments held.
Long-term debt is carried at amortized cost using the effective interest method of amortization. The estimated fair values of long-term borrowings have been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.
The fair value of financial assets and liabilities were as follows:

	As at		As at
	March 31, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets
Held-for-Trading:
Cash and cash equivalents	$1,994	$1,994	$4,275	$4,275
Accounts receivable and accrued revenues (1)	55	55	75	75
Risk management assets (2)	1,862	1,862	360	360
Investments and other assets	135	135	—	—
Loans and Receivables:
Accounts receivable and accrued revenues	1,054	1,054	1,105	1,105
Financial Liabilities
Held-for-Trading:
Accounts payable and accrued liabilities(3), (4)	$103	$103	$155	$155
Risk management liabilities(2)	283	283	168	168
Other Financial Liabilities:
Accounts payable and accrued liabilities	1,997	1,997	1,988	1,988
Long-term debt (2)	7,804	8,530	7,768	8,527

(1)	Represents amounts due from Cenovus for Encana share units held by Cenovus employees (See Note 12).

(2)	Including current portion.

(3)	Includes amounts due to Cenovus employees for Encana share units held (See Note 12).

(4)	Includes amounts due to Cenovus for Cenovus share units held by Encana employees (See Notes 12 and 13).
B) Risk Management Assets and Liabilities
Net Risk Management Position

	As at	As at
	March 31,	December 31,
	2010	2009

Risk Management
Current asset	$1,318	$328
Long-term asset	544	32

	1,862	360

Risk Management
Current liability	260	126
Long-term liability	23	42

	283	168

Net Risk Management Asset	$1,579	$192

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Financial Instruments and Risk Management (continued)
B) Risk Management Assets and Liabilities (continued)
Summary of Unrealized Risk Management Positions

	As at March 31, 2010			As at December 31, 2009
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural gas	$1,804	$201	$1,603	$298	$88	$210
Crude oil	58	70	(12)	62	72	(10)
Power	—	12	(12)	—	8	(8)

Total Fair Value	$1,862	$283	$1,579	$360	$168	$192

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions
The total net fair value of Encana’s unrealized risk management positions is $1,579 million as at March 31, 2010 ($192 million as at December 31, 2009) and has been calculated using both quoted prices in active markets and observable market-corroborated data.
Net Fair Value of Commodity Price Positions at March 31, 2010

	Notional Volumes	Term	Average Price	Fair Value

Natural Gas Contracts
Fixed Price Contracts

NYMEX Fixed Price	1,974 MMcf/d	2010	6.01 US$/Mcf	$990
NYMEX Fixed Price	935 MMcf/d	2011	6.52 US$/Mcf	397
NYMEX Fixed Price	1,040 MMcf/d	2012	6.46 US$/Mcf	250

Basis Contracts *

Canada		2010		(4)
United States		2010		5
Canada and United States		2011-2013		(36)

				1,602

Other Financial Positions **				1

Natural Gas Fair Value Position				$1,603

*
Encana has entered into swaps to protect against widening natural gas price differentials between production areas, including Canada, the U.S. Rockies and Texas, and various sales points. These basis swaps are priced using both fixed prices and basis prices determined as a percentage of NYMEX.

**	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.

	Notional Volumes	Term	Average Price	Fair Value
Crude Oil Contracts
Fixed Price Contracts
WTI NYMEX Fixed Price	5,400 bbls/d	2010	76.99 US$/bbl	$(12)

Crude Oil Fair Value Position				$(12)

Fair Value
Power Purchase Contracts
Power Fair Value Position	$(12)

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Financial Instruments and Risk Management (continued)
B) Risk Management Assets and Liabilities (continued)
Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months Ended
	March 31,
	2010	2009

Revenues, Net of Royalties	$188	$1,069
Operating Expenses and Other	(2)	(24)

Gain (Loss) on Risk Management	$186	$1,045

	Unrealized Gain (Loss)
	Three Months Ended
	March 31,
	2010	2009

Revenues, Net of Royalties	$1,367	$133
Operating Expenses and Other	(4)	(22)

Gain (Loss) on Risk Management	$1,363	$111

Reconciliation of Unrealized Risk Management Positions from January 1 to March 31, 2010

	2010		2009
		Total	Total
		Unrealized	Unrealized
	Fair Value	Gain (Loss)	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$192
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	1,549	$1,549	$1,156
Settlement of Contracts Transferred to Cenovus	24	—	—
Fair Value of Contracts Realized During the Period	(186)	(186)	(1,045)

Fair Value of Contracts, End of Period	$1,579	$1,363	$111

Commodity Price Sensitivities
The following table summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at March 31, 2010 as follows:

	10% Price	10% Price
	Increase	Decrease

Natural gas price	$(635)	$635
Crude oil price	(13)	13
Power price	5	(5)

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Financial Instruments and Risk Management (continued)
C) Risks Associated with Financial Assets and Liabilities
The Company is exposed to financial risks arising from its financial assets and liabilities. Financial risks include market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. The fair value or future cash flows of financial assets or liabilities may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.
Commodity Price Risk
Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board. The Company’s policy is to not use derivative financial instruments for speculative purposes.
Natural Gas — To partially mitigate the natural gas commodity price risk, the Company has entered into swaps which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, Encana has entered into swaps to manage the price differentials between these production areas and various sales points.
Crude Oil — The Company has partially mitigated its commodity price risk on crude oil with swaps which fix WTI NYMEX prices.
Power — The Company has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs.
Credit Risk
Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. At March 31, 2010, cash equivalents include high-grade, short-term securities, placed primarily with Governments and financial institutions with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings. A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at March 31, 2010, approximately 97 percent (93 percent at December 31, 2009) of Encana’s accounts receivable and financial derivative credit exposures are with investment grade counterparties.
At March 31, 2010, Encana had four counterparties (2009 — two counterparties) whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net financial instrument contracts by counterparty. The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets is the total carrying value.
Liquidity Risk
Liquidity risk is the risk the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages its liquidity risk through cash and debt management. As disclosed in Note 11, Encana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times to steward the Company’s overall debt position.
In managing liquidity risk, the Company has access to a wide range of funding at competitive rates through commercial paper, capital markets and banks. As at March 31, 2010, Encana had available unused committed bank credit facilities in the amount of $5.0 billion and unused capacity under shelf prospectuses, the availability of which is dependent on market conditions, in the amount of $5.5 billion. The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Financial Instruments and Risk Management (continued)
C) Risks Associated with Financial Assets and Liabilities (continued)
Encana maintains investment grade ratings on its senior unsecured debt. As at March 31, 2010, Standard & Poor’s Ratings Services has assigned a rating of “BBB+”, Moody’s Investors Service has assigned a rating of “Baa2”, and DBRS Limited has assigned a rating of “A (low)”. Each ratings service has assigned a “Stable” outlook. These credit ratings have remained unchanged since December 31, 2009.
The timing of cash outflows relating to financial liabilities are outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	$2,100	$—	$—	$—	$2,100
Risk Management Liabilities	260	23	—	—	283
Long-Term Debt *	679	1,882	2,285	9,862	14,708

*	Principal and interest, including current portion.
Encana’s total long-term debt obligations were $14.7 billion at March 31, 2010. Further information on Long-Term Debt is contained in Note 9.
Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on the Company’s reported results. Encana’s functional currency is Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations are not separately identifiable.
To mitigate the exposure to the fluctuating U.S./Canadian exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt. At March 31, 2010, Encana had $5,600 million in U.S. dollar debt issued from Canada ($5,600 million at December 31, 2009) subject to foreign exchange exposure.
Encana’s foreign exchange (gain) loss primarily includes foreign exchange gains and losses on U.S. dollar cash and short-term investments held in Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and, in the prior year, foreign exchange gains and losses on the translation of the U.S. dollar partnership contribution receivable issued from Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $41 million change in foreign exchange (gain) loss at March 31, 2010 (2009 — $4 million).
Interest Rate Risk
Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. Typically, the Company partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.

At March 31, 2010, the Company had no floating rate debt. Therefore, the increase or decrease in net earnings for each one percent change in interest rates on floating rate debt was nil (2009 — $15 million).

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
15. Contingencies
Legal Proceedings
The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.
16. Reclassification
Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2010.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2010
Supplemental Financial Information (unaudited)
Financial Results

	2010	2009(1)
($ millions, except per share amounts)	Q1	Year	Q4	Q3	Q2	Q1

Encana Results

Cash Flow (2)	1,173	5,021	930	1,274	1,430	1,387
Per share — Diluted	1.57	6.68	1.24	1.70	1.90	1.85

Net Earnings	1,477	749	233	(53)	92	477
Per share — Diluted	1.97	1.00	0.31	(0.07)	0.12	0.63

Operating Earnings (3)	418	1,767	373	378	472	544
Per share — Diluted	0.56	2.35	0.50	0.50	0.63	0.72

Effective Tax Rates using
Net Earnings	22.9%	13.0%
Canadian Statutory Rate	28.2%	29.2%

Foreign Exchange Rates (US$ per C$1)
Average	0.961	0.876	0.947	0.911	0.857	0.803
Period end	0.985	0.956	0.956	0.933	0.860	0.794

Cash Flow Summary

Cash from Operating Activities	(772)	5,041	1,061	1,415	1,121	1,444
Deduct (Add back):
Net change in other assets and liabilities	(31)	38	(5)	13	13	17
Net change in non-cash working capital from continuing operations	(1,914)	(18)	136	128	(322)	40

Cash Flow (2)	1,173	5,021	930	1,274	1,430	1,387

Operating Earnings Summary

Net Earnings	1,477	749	233	(53)	92	477
Deduct (Add back):
Unrealized mark-to-market accounting gain (loss), after-tax	912	(1,352)	(135)	(685)	(570)	38
Non-operating foreign exchange gain (loss), after-tax	147	334	(5)	254	190	(105)

Operating Earnings (3)	418	1,767	373	378	472	544

(1)	2009 reflects pro forma results.

(2)
Cash Flow is a non-GAAP measure defined as Cash from Operating Activities excluding net change in other assets and liabilities and net change in non-cash working capital from continuing operations, both of which are defined on the Consolidated Statement of Cash from Operating Activities.

(3)
Operating Earnings is a non-GAAP measure defined as Net Earnings excluding the after-tax gain/loss on discontinuance, after-tax effect of unrealized mark-to-market accounting gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued from Canada, after-tax foreign exchange gains/losses on settlement of intercompany transactions, future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates.

Financial Metrics	2010		2009

Debt to Capitalization (1)	30%		32%

Debt to Adjusted EBITDA (1, 2)	1.6	x	2.1	x

Return on Capital Employed (1, 2)	8%		4%

Return on Common Equity (2)	10%		5%

(1)	Calculated using Debt defined as the current and long-term portions of Long-Term Debt.

(2)	Calculated on a trailing twelve-month basis using available 2009 pro forma results.

Encana Corporation	Supplemental Information (prepared in US$)

First quarter report
for the period ended March 31, 2010
Supplemental Financial & Operating Information (unaudited)

	2010	2009 (1)
Net Capital Investment ($ millions)	Q1	Year	Q4	Q3	Q2	Q1
Capital Investment
Canadian Division	543	1,869	575	432	325	537
USA Division	472	1,821	515	358	374	574

	1,015	3,690	1,090	790	699	1,111
Market Optimization	—	—	—	—	1	(1)
Corporate & Other	5	65	37	4	13	11

Capital Investment	1,020	3,755	1,127	794	713	1,121

Acquisitions
Property
Canadian Division	13	190	108	8	1	73
USA Division	15	46	25	7	8	6

Corporate
Canadian Division (2)	—	24	—	—	24	—

Divestitures
Property
Canadian Division	(9)	(1,000)	(43)	(913)	(11)	(33)
USA Division	(137)	(73)	(3)	(66)	(4)	—
Corporate & Other	—	(2)	—	—	(2)	—

Net Acquisition and Divestiture Activity	(118)	(815)	87	(964)	16	46

Net Capital Investment	902	2,940	1,214	(170)	729	1,167

(1)	2009 reflects pro forma results.

(2)	Acquisition of Kerogen Resources Canada, ULC on May 5, 2009.

	2010	2009 (1)
Production Volumes	Q1	Year	Q4	Q3	Q2	Q1

Produced Gas (MMcf/d)
Canadian Division	1,177	1,224	1,071	1,201	1,343	1,281
USA Division	1,946	1,616	1,616	1,524	1,581	1,746

	3,123	2,840	2,687	2,725	2,924	3,027

Liquids (bbls/d)
Canadian Division	13,558	15,880	12,477	15,909	17,624	17,567
USA Division	10,108	11,317	11,586	10,325	11,699	11,671

	23,666	27,197	24,063	26,234	29,323	29,238

Total (MMcfe/d)
Canadian Division	1,258	1,319	1,145	1,297	1,449	1,387
USA Division	2,007	1,684	1,686	1,586	1,651	1,816

	3,265	3,003	2,831	2,883	3,100	3,203

(1)	2009 reflects pro forma results.

Encana Corporation	Supplemental Information (prepared in US$)

First quarter report
for the period ended March 31, 2010
Supplemental Oil and Gas Operating Statistics (unaudited)
Operating Statistics — After Royalties

	2010	2009 (1)
Per-unit Results (excluding impact of realized financial hedging)	Q1	Year	Q4	Q3	Q2	Q1
Produced Gas — Canadian Division ($/Mcf)
Price	5.21	3.71	4.21	2.92	3.19	4.58
Production and mineral taxes	0.01	0.03	—	0.02	0.04	0.03
Transportation and selling	0.41	0.33	0.40	0.35	0.30	0.30
Operating	1.20	1.13	1.43	1.09	1.02	1.04

Netback	3.59	2.22	2.38	1.46	1.83	3.21

Produced Gas — USA Division ($/Mcf)
Price	5.78	3.75	4.64	3.41	3.01	3.88
Production and mineral taxes	0.35	0.17	0.23	0.08	0.08	0.27
Transportation and selling	0.95	0.90	0.96	0.99	0.87	0.78
Operating	0.48	0.55	0.61	0.56	0.54	0.51

Netback	4.00	2.13	2.84	1.78	1.52	2.32

Produced Gas — Total ($/Mcf)
Price	5.56	3.73	4.47	3.19	3.09	4.18
Production and mineral taxes	0.22	0.11	0.14	0.06	0.06	0.17
Transportation and selling	0.74	0.66	0.74	0.71	0.61	0.58
Operating	0.75	0.80	0.93	0.79	0.76	0.74

Netback	3.85	2.16	2.66	1.63	1.66	2.69

Liquids — Canadian Division ($/bbl)
Price	67.71	47.86	60.37	52.48	45.86	36.51
Production and mineral taxes	0.35	0.45	0.34	0.48	0.47	0.47
Transportation and selling	0.53	1.06	0.49	1.41	0.62	1.61
Operating	4.67	3.62	3.25	3.04	4.09	3.94

Netback	62.16	42.73	56.29	47.55	40.68	30.49

Liquids — USA Division ($/bbl)
Price	67.18	48.56	64.39	55.60	47.27	27.43
Production and mineral taxes	6.25	4.39	5.84	5.12	4.18	2.48
Transportation and selling	—	—	—	—	—	—

Netback	60.93	44.17	58.55	50.48	43.09	24.95

Total Liquids ($/bbl)
Price	67.48	48.15	62.31	53.71	46.42	32.88
Production and mineral taxes	2.87	2.09	2.99	2.31	1.95	1.27
Transportation and selling	0.30	0.62	0.26	0.85	0.38	0.96
Operating	2.67	2.11	1.68	1.84	2.46	2.37

Netback	61.64	43.33	57.38	48.71	41.63	28.28

Total Netback — Canadian Division ($/Mcfe)
Price	5.60	4.02	4.59	3.36	3.51	4.70
Production and mineral taxes	0.01	0.03	0.01	0.02	0.04	0.04
Transportation and selling	0.39	0.32	0.38	0.34	0.28	0.30
Operating	1.17	1.09	1.37	1.05	0.99	1.01

Netback	4.03	2.58	2.83	1.95	2.20	3.35

Total Netback — USA Division ($/Mcfe)
Price	5.94	3.92	4.89	3.64	3.21	3.91
Production and mineral taxes	0.38	0.19	0.26	0.11	0.10	0.28
Transportation and selling	0.92	0.86	0.92	0.95	0.83	0.75
Operating	0.46	0.53	0.58	0.54	0.52	0.49

Netback	4.18	2.34	3.13	2.04	1.76	2.39

Total Netback ($/Mcfe)
Price	5.81	3.96	4.77	3.51	3.35	4.25
Production and mineral taxes	0.23	0.12	0.16	0.07	0.08	0.17
Transportation and selling	0.71	0.63	0.70	0.68	0.58	0.56
Operating (2)	0.74	0.78	0.90	0.76	0.74	0.72

Netback	4.13	2.43	3.01	2.00	1.95	2.80

(1)	2009 results reflect pro forma results.

(2)	2010 operating costs include a recovery of costs related to long-term incentives of $0.05/Mcfe (2009 — recovery of costs of $0.01/Mcfe).

	2010	2009 (1)
Impact of Realized Financial Hedging	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas ($/Mcf)	0.58	3.30	1.97	4.25	3.93	3.04
Liquids ($/bbl)	(0.41)	(0.01)	—	—	—	(0.03)
Total ($/Mcfe)	0.55	3.12	1.87	4.02	3.70	2.87

(1)	2009 results reflects pro forma results.

Encana Corporation	Supplemental Information (prepared in US$)

First quarter report
for the period ended March 31, 2010
Supplemental Financial Information
The following Pro Forma Information presents selected historical pro forma financial and operating information related to the ongoing operations of Encana Corporation (“Encana”). The information excludes the results of operations from assets transferred to Cenovus Energy Inc. on November 30, 2009; See Note 3 to the December 31, 2009 Annual Consolidated Financial Statements.
For background on the pro forma information please refer to Note 1 — Basis of Presentation in the Notes to Encana Pro Forma Consolidated Statements of Earnings and Cash from Operating Activities.
Pro Forma Consolidated Statement of Earnings (unaudited)
For the three months ended March 31, 2009

		Deduct	Add/(Deduct)
	Encana	Cenovus	Pro Forma		Encana
($ millions, except per share amounts)	Consolidated	Carve-out	Adjustments	Note 2	Pro Forma

Revenues, Net of Royalties	$3,682	$1,236	$		$2,446

Expenses
Production and mineral taxes	61	10			51
Transportation and selling	293	133			160
Operating	435	175			260
Purchased product	460	163			297
Depreciation, depletion and amortization	932	253	30	(A)	709
Administrative	79	27	12	(B)	63
			(1)	(C)

Interest, net	58	(10)			68
Accretion of asset retirement obligation	17	9			8
Foreign exchange (gain) loss, net	58	(41)			99
(Gain) loss on divestitures	(1)	—			(1)

Net Earnings Before Income Tax	1,290	517	(41)		732
Income tax expense	299	76	32	(D i,ii,iii,iv)	255

Net Earnings from Continuing Operations	991	441	(73)		477
Net Earnings (Loss) from Discontinued Operations	(29)	(29)	—		—

Net Earnings	$962	$412	$(73)		$477

Net Earnings from Continuing Operations per Common Share				(E)
Basic	$1.32				$0.64
Diluted	$1.32				$0.63

Net Earnings per Common Share				(E)
Basic	$1.28				$0.64
Diluted	$1.28				$0.63
Pro Forma Consolidated Statement of Cash from Operating Activities (unaudited)
For the three months ended March 31, 2009

		Deduct	Add/(Deduct)
	Encana	Cenovus	Pro Forma		Encana
($ millions)	Consolidated	Carve-out	Adjustments	Note 2	Pro Forma

Operating Activities
Net earnings from continuing operations	$991	$441	$(73)		$477
Depreciation, depletion and amortization	932	253	30	(A)	709
Future income taxes	60	5	81	(D i,ii,iii,iv)	136
Unrealized (gain) loss on risk management	(111)	(68)			(43)
Unrealized foreign exchange (gain) loss	20	(45)			65
Accretion of asset retirement obligation	17	9			8
(Gain) loss on divestitures	(1)	—			(1)
Other	37	1			36
Cash flow from discontinued operations	(1)	(1)			—
Net change in other assets and liabilities	15	(2)			17
Net change in non-cash working capital from continuing operations	(452)	(492)			40
Net change in non-cash working capital from discontinued operations	284	284			—

Cash From Operating Activities	$1,791	$385	$38		$1,444

Encana Corporation	Supplemental Information (prepared in US$)

First quarter report
for the period ended March 31, 2010
Notes to Pro Forma Consolidated Statements of Earnings and
Cash from Operating Activities (unaudited)
1. Basis of Presentation
On November 30, 2009, Encana completed a corporate reorganization (the “Split Transaction”) involving the division of Encana into two independent publicly traded energy companies — Encana and Cenovus Energy Inc. The unaudited Pro Forma Consolidated Statement of Earnings and Pro Forma Consolidated Statement of Cash from Operating Activities have been prepared for information purposes and assumes the Split Transaction occurred on January 1, 2008. Pro forma adjustments are detailed in Note 2.
The unaudited Pro Forma Consolidated Statement of Earnings and Pro Forma Consolidated Statement of Cash from Operating Activities are expressed in United States dollars and have been prepared for information purposes using information contained in the following:
a)	Encana’s audited Consolidated Financial Statements for the year ended December 31, 2009.

b)
Cenovus Energy unaudited Carve-out Consolidated Financial Statements for the 11 months ended November 30, 2009. The Cenovus unaudited Carve-out Consolidated Financial Statements were derived from the accounting records of Encana on a carve-out basis.

In the opinion of Management of Encana, the unaudited Pro Forma Consolidated Financial Statements include all the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles.
The unaudited Pro Forma Statement of Earnings and Pro Forma Consolidated Statement of Cash from Operating Activities are for illustrative purposes only and may not be indicative of the results that actually would have occurred if the Split Transaction had been in effect on the dates indicated or of the results that may be obtained in the future. In addition to the pro forma adjustments to the historical carve-out financial statements, various other factors will have an effect on the results of operations.
2. Pro Forma Assumptions and Adjustments
The following adjustments reflect expected changes to Encana’s historical results which would arise from the Split Transaction.
A.	Reflects the expected difference in depreciation, depletion and amortization expense arising from a change in the depletion rate calculated for Encana’s Canadian cost centre.

B.
Increases administrative expense for additional compensation costs arising from the separation of compensation plans and the estimated increase in the number of employees required to operate Encana as a separate entity, after removing those costs associated with Cenovus’s employees.

C.	Reduces administrative expense to remove Encana’s share of the transaction costs incurred related to the Split Transaction.

D.	Pro forma adjustments to income tax expense,
i.	adjustments for the tax effect of items A, B and C above;

ii.	adjustments for the effect of the loss of tax deferrals resulting from the wind up of Encana’s Canadian upstream oil and gas partnership;

iii.	acceleration of the intangible drilling costs deduction in the U.S. as a result of a change in the status of Encana being considered an independent producer; and

iv.	remove tax benefits solely resulting from the Split Transaction.
E.	The Pro Forma Net Earnings per Common Share is calculated using the same weighted average number of pre-Arrangement Encana Corporation Common Shares outstanding as at March 31, 2009.

For the period ended
(millions)	March 31, 2009

Weighted Average Common Shares Outstanding — Basic	750.5
Effects of Stock Options and Other Dilutive Securities	0.9

Weighted Average Common Shares Outstanding — Diluted	751.4

Encana Corporation	Supplemental Information (prepared in US$)

First quarter report
for the period ended March 31, 2010
Supplemental Financial Information (unaudited)
Pro Forma Reconciliations

	2009
($ millions, except per share amounts)	Year	Q4	Q3	Q2	Q1

Cash Flow (1)
Encana Corporation, Consolidated	6,779	603	2,079	2,153	1,944

Less: Cenovus Carve-out (2)	2,232	(15)	841	811	595
Add/(Deduct) Pro Forma adjustments	474	312	36	88	38

Encana Pro Forma	5,021	930	1,274	1,430	1,387
Per share amounts
Encana Corporation, Consolidated — Basic	9.03	0.80	2.77	2.87	2.59
— Diluted	9.02	0.80	2.77	2.87	2.59

Encana Pro Forma — Basic	6.69	1.24	1.70	1.90	1.85
— Diluted	6.68	1.24	1.70	1.90	1.85

Net Earnings
Encana Corporation, Consolidated	1,862	636	25	239	962

Less: Cenovus Carve-out (2)	609	(15)	63	149	412
Add/(Deduct) Pro Forma adjustments	(504)	(418)	(15)	2	(73)

Encana Pro Forma	749	233	(53)	92	477
Per share amounts
Encana Corporation, Consolidated — Basic	2.48	0.85	0.03	0.32	1.28
— Diluted	2.48	0.85	0.03	0.32	1.28

Encana Pro Forma — Basic	1.00	0.31	(0.07)	0.12	0.64
— Diluted	1.00	0.31	(0.07)	0.12	0.63

Operating Earnings (3)
Encana Corporation, Consolidated	3,495	855	775	917	948

Less: Cenovus Carve-out(2)	1,224	64	382	447	331
Add/(Deduct) Pro Forma adjustments	(504)	(418)	(15)	2	(73)

Encana Pro Forma	1,767	373	378	472	544
Per share amounts
Encana Corporation, Consolidated — Diluted	4.65	1.14	1.03	1.22	1.26
Encana Pro Forma — Diluted	2.35	0.50	0.50	0.63	0.72

(1)
Cash Flow is a non-GAAP measure defined as Cash from Operating Activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations, which are defined on the Consolidated Statement of Cash Flows.

(2)
Cenovus Energy was spun-off on November 30, 2009. As a result, carve-out information for the fourth quarter is for the two months ended November 30, 2009 and the 2009 Year information is for the 11 months ended November 30, 2009.

(3)
Operating Earnings is a non-GAAP measure defined as Net Earnings excluding the after-tax gain/loss on discontinuance, after-tax effect of unrealized mark-to-market accounting gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued from Canada, after-tax foreign exchange gains/losses on settlement of intercompany transactions, future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates.

62

Encana Corporation	Supplemental Information (prepared in US$)

Encana Corporation
FOR FURTHER INFORMATION:
Encana Corporate Communications
Investor contact:

Ryder McRitchie	Lorna Klose
Vice-President, Investor Relations	Manager, Investor Relations
(403) 645-2007	(403) 645-6977
Media contact:

Alan Boras	Carol Howes
Vice-President, Media Relations	Advisor, Media Relations
(403) 645-4747	(403) 645-4799
Encana Corporation
1800, 855 — 2nd Street SW
P.O. Box 2850
Calgary, Alberta, Canada T2P 2S5
Phone: (403) 645-2000
Fax: (403) 645-3400
www.encana.com